SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

JULY
 31, 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:      Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
  ANGLOGOLD REPORT FOR THE QUARTER  AND SIX MONTHS ENDED 30 JUNE 2003

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

AN G L O   GO L D

QU A R T E R L Y

RE P O R T

JU L Y

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Group results for the quarter ...
* Operating profit
1
down 4% to $140m and total cash costs up 6% to $223/oz, due to stronger currencies against the US dollar in operating regions
* Operations steady, with higher volume mined offsetting lower grades  Production increased 2%
to 1.43Moz
* Received gold price
2
up 3% to $354/oz
* Further 7% reduction in hedge book to 8.73Moz
... and for the six months
* Headline earnings
3
down 20% to $140m or 63 US cents per share
* Lower grades and stronger currencies reduced operating profit to $286m and increased total cash costs to $217/oz
* Gold production slightly higher at 2.84Moz
* Interim dividend declared at R3.75 or 51 US cents per share
Report
for the quarter and six months ended 30 June 2003
Anderson Sergio
Da Fonseca
Martins (27) is a
Maintenance
Mechanic at
AngloGold's
Cuiab mine
in Brazil
Quarter
Quarter
6 Mnths
6 Mnths
Quarter
Quarter
6 Mnths 6 Mnths
ended
ended
ended
ended
ended
ended
ended
ended
Jun 03
Mar 03
Jun 03
Jun 02
Jun 03
Mar 03
Jun 03
Jun 02
Rand/Metric
Dollar/Imperial
Gold
Produced
 kg / oz (000)
44,613
43,605
88,218
87,185
1,434
1,402
2,836
2,803
Price received
2
 R/kg / $/oz
87,983
91,962
89,948        104,305
354
344
349
296
Total cash costs
 R/kg / $/oz
55,502
56,100
55,797
55,085
223
210
217
156
Total production costs
 R/kg / $/oz
65,654
66,520
66,082
68,629
264
248
256
195
Operating profit
 R / $ million
1,094
1,208
2,302
3,460
142
145
287
316
Operating profit excluding unrealised
non-hedge derivatives
 R / $ million
1,082
1,216
2,298
3,383
140
146
286
309
Net profit
 R / $ million
444
547
991
1,638
57
66
123
150
Headline earnings
 R / $ million
513
605
1,118
1,973
66
73
139
180
Headline earnings before unrealised
non-hedge derivatives
 R / $ million
516
614
1,130
1,932
66
74
140
176
Capital expenditure
 R / $ million
538
488
1,026
1,297
69
59
128
118
Earnings per ordinary share
Basic
 cents per share
199
246
445
740
26
30
55
68
Headline
 cents per share
230
272
502
891
30
33
62
81
Headline before unrealised
non-hedge derivatives
 cents per share
232
276
507
872
30
33
63
79
Dividends
 cents per share
375
675
51
64
Note: 1 Operating profit excluding unrealised non-hedge derivatives
2 Price received including realised non-hedge derivatives
3 Headline earnings before unrealised non-hedge derivatives
$ represents US dollar, unless otherwise stated

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Dear Shareholder

AngloGold has, for a second successive quarter, produced results which are operationally sound, with gold production 2% higher, despite the expected lower grades at many of the operations. Again this quarter, as we anticipated in our report for the first three months of 2003, the company's results were adversely affected by local currency strength in seven of the eight countries in which we do business - total cash costs rose 6% to $223/oz and operating profit was 4% lower at $140m. Headline earnings were 11% down, to $66m for the quarter.

The effects of the lower grade and stronger currencies were moderated by a higher received price for gold, which was 3% higher, at $354/oz, despite the marginal decline in the average spot gold price for the quarter. Going forward, we expect the company's prudent management of its hedge book, which declined by a further 610,000 oz this quarter, to ensure that the price we receive for gold will continue to be close to the dollar spot price. The Board has decided to change the targeted level of hedging commitments from 50% to 30% of five years' production. It was also confirmed that management would continue to have the latitude to put new contracts in place where circumstances make this prudent.

We were disappointed with the company's safety performance during the quarter, as reflected in both our fatal accident and lost time injury frequencies. Workplace safety remains a priority and operating management has measures in place to improve our performance in this critical area.

Looking ahead to the operations for the rest of the year, we expect performance to improve as the grade at Geita strengthens and production levels at CC&V increase during the third and fourth quarters.

This year's biennial wage negotiations for our South African operations have now been completed. The agreement will have the effect of increasing employment costs at these operations by approximately 10% per annum, including the provisions for increased leave and employer contributions to retirement funding. It remains management's commitment, as in previous years to ensure that this increase does not lead to a material increase in unit labour costs on AngloGold's South African operations, through continuing productivity improvement programmes, which have seen individual employee productivity improve by 18% over the last five years.

We understand that Ashanti Goldfields has been advised by the Government of Ghana that it has appointed a consortium led by Socit Gnrale to act as advisors to the government as a shareholder, holder of the golden share in Ashanti and as a regulator of the mining industry in Ghana, and to assist the Government in arriving at a decision on the proposed merger of Ashanti and AngloGold.

As we note elsewhere in this report, AngloGold and our partners in the Jerritt Canyon joint venture, Meridian Gold, have concluded the sale of Jerritt Canyon to Queenstake Resources. With the consequent rationalising of AngloGold's regional activities, our offices in Denver are being rightsized.

Jim Komadina, who had the position of President, AngloGold North America, has left the company. We take this opportunity to thank Jim for his contribution to AngloGold and wish him well in the future.

AngloGold has declared an interim dividend of 375 South African cents per share, or 51 US cents per share1(the interim dividend paid in 2002 was 675 South African cents per share, or 63.8 US cents per share). This level of dividend is consistent with AngloGold's established practice of paying out a significant proportion of its earnings to shareholders, after providing for its organic growth objectives.

2
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
30 July 2003
1See note 5 on page 14

Russell Edey
Chairman
Bobby Godsell
Chief Executive Officer
Letter from
Chairman and CEO

Overview of the quarter

Gold production increased by 32,000oz, or 2%, during the quarter, with higher production from the South African, East & West African and North American operations. Anticipated lower grades at some operations were more than offset by higher volumes. The gold price received increased by $10/oz despite a $6/oz reduction in the spot price. However, as was the case in the first quarter this year, the stronger currencies in South Africa where the rand firmed by 7% over the period South America, Australia and Mali, resulted in a 6% increase in total cash costs to $223/oz. This more than offset the higher production and gold price, reducing operating profit by $6m, or 4%, in comparison with the March quarter to $140m.

The lower operating profit together with exchange losses of $6m reduced headline earnings for the quarter by 11% to $66m or 30 US cents per share.
Returns on capital and equity decreased from 11% to 10% and from 14% to 12% respectively, primarily due to stronger local currencies.
The board has approved capital expenditure on two organic growth projects which have been referred to in previous quarterly reports. Approval has been given for the R1.2bn projects at TauTona two VCR and one CLR extension. These will deliver 1.8Moz over the next ten years. In addition, A$87m has been set aside for the underground feasibility study at Sunrise Dam. This cost will be more than offset by revenue generated from the 300,000oz produced, from the trial mining that will form part of this study.
AngloGold's net hedge position at the end of the quarter was 8.73Moz 610,000oz or 7% less than its net hedged position at the end of the first quarter this year, reflecting the company's continued strategy of reducing the hedge book in the context of a sustained stronger dollar gold price. AngloGold will continue to manage its forward sales position to ensure that the price received tracks the dollar spot price.
Overview of the half-year

Although gold production for the first half of 2003 was marginally higher than for the corresponding period last year at 2.84Moz, it was at a lower grade, primarily at Geita, and at Great Noligwa. This together with stronger currencies, increased total cash costs by $61/oz to $217/oz. The $53/oz increase in the received price of gold to $349/oz was not sufficient to offset the increased costs and operating profit also decreased by 7% to $286m. Higher corporate and exploration costs and increased effective tax rates resulted in headline earnings for this period decreasing by 20% to $140m, or 63 US cents per share.

Operating results for the quarter
South Africa Great Noligwa's gold production was up by 8% or 389kg (14,000oz) due to an additional 5% or 5,000m2mined and despite a 3% decrease in yield to 10.06g/t. Grades are expected to increase only slightly above this level during the second half of 2003. Total cash costs at R53,096/kg ($214/oz) were 3% lower than those of the previous quarter. Treatment costs were higher owing to the additional tons of ore treated. Despite the increased volume, operating profit was down by 1% at R206m ($27m) as a result of the reduced yield, higher total cash costs and lower price received. Two employees lost their lives in separate incidents, one from a fall of ground and the other as a result of being struck by falling rock.
At Kopanang, lower volumes mined contributed to the 7% or 285kg (10,000oz) reduction in gold produced to 3,589kg (115,000oz). Total cash costs were 4% higher at R66,409/kg ($268/oz) mainly because of the lower gold production. Operating profit was down 31% to R68m ($9m), primarily as a result of lower volumes, a slightly reduced yield (1%), and a decrease in the rand gold price. During the quarter Projek Katleho came to an end. At the conclusion of this three-year project, valuable experience has been gained in using technology and team training to improve productivity. Two separate falls of ground resulted in two fatalities during the quarter.
Tau Lekoa's gold production was in line with the previous quarter at 2,539kg (82,000oz). The effect of an 11% decrease in grade to 4.2g/t as grades returned to targeted levels, was offset by productivity improvements. Total cash costs were marginally higher at R67,347/kg ($271/oz) while operating profit decreased by 8% to R46m ($6m) largely as a result of the lower rand gold price. One employee was killed as a result of a fall of ground in June.
At Mponeng, gold production was up by 5% or 187kg (6,000oz) to 3,976kg (128,000oz) because of higher volumes. Total cash costs were marginally lower in rand terms at R57,851/kg ($233/oz), while operating profit rose by 7% to R91m ($12m) resulting from an 8% increase in volume mined. The additional volumes were achieved by working additional production shifts during the quarter and improved productivity. A fall of ground as a result of seismic activity resulted in one fatality.
Savuka's gold production increased by 10% or 161kg (5,000oz) to 1,653kg (53,000oz) although the area mined was down by 7% as mining of uneconomic VCR panels was
Financial
and Operating Review
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stopped. The recovered grade was 10% higher at 6.27g/t as a result of improvements in vamping. Total cash costs at R95,444/kg ($384/oz) were 11% lower than those of the previous quarter due to the increase in gold produced and cost-saving initiatives such as a reduction in labour and contractor costs. Downsizing of the labour force will continue over the next six months in order to ensure that the number of people employed is appropriate for the level of production. The operating loss for the quarter decreased by 33% to R16m ($2m) due in large part to the higher yield. A seismic- related fall of ground resulted in the death of one employee.
At TauTona, gold production was 6% higher than that of the previous quarter at 5,024kg (161,000oz) mainly as a result of a 7% increase in grade to 11.93g/t. The volume mined was down as a result of production delays following the seismic incidents. The higher gold output resulted in a 6% decrease in total cash costs to R46,091/kg ($186/oz) while operating profit increased by 6% to R195m ($25m). During the quarter, nine employees lost their lives in two seismic-related falls of ground, after the mine had achieved record-breaking safety performances during 2001 and 2002. Management and safety representatives continue to look for ways of managing seismicity and improving safety underground.
At Ergo gold production was 1,532kg (49,000oz), 14% lower than the previous quarter due to a decline in the head-grade and reduced contribution from the pyrite gold circuit. Throughput was down on the previous quarter due to thickening constraints from the lower settling rate of material during the cooler weather. Total cash costs were 13% higher at R87,137/kg ($351/oz) due to the reduced throughput and lower gold production. Largely as a result of lower yields, reduced volumes and the lower rand gold price, Ergo showed an operating loss for the quarter of R8m ($1m), from an operating profit of R7m ($1m) in the previous quarter.
East and West Africa

At Geita (50% attributable), gold production decreased by 3% to 62,000oz and recovered grade was down 9% to 2.58g/t. Mill throughput was up 7% for the quarter while costs associated with the additional throughput coupled with the decreased production resulted in total cash costs increasing by 6% to $230/oz. As indicated in October 2002, grades are expected to improve in the next quarter. Operating profit decreased by 20% to $3m. There was one lost time injury recorded at Geita. The throughput increase that was contemplated (5.6Mtpa) with the completion of the plant expansion project at the end of 2002, is being achieved and exceeded. Production at Morila (40% attributable) is consistent with the previous quarter at 95,000oz. A 7% decrease in milled plant throughput was partially offset by a 7% increase in recovered grade to 9.54g/t. Throughput was affected by damage to the SAG mill motor which caused a 39-hour plant shutdown. Total cash costs increased by 12% to $94/oz, whilst operating profit for the quarter decreased by 6% to $17m. There was one lost time injury recorded this quarter. Morila's throughput rates should increase from 270,000 to 350,000tpm with expansion to the plant, which is expected to be commissioned during the fourth quarter.
At Navachab, an 11% increase in milled tonnage throughput, coupled with a 4% higher recovered grade, resulted in a 17% rise in gold production to 21,000oz. Total cash costs decreased by 8% to $220/oz while operating profit for the quarter dropped by 50% to $2m, mainly as a result of a stock valuation adjustment in the first quarter. There were two lost time injuries recorded at Navachab this quarter.
Production at Sadiola (38% attributable) was maintained at similar levels to that of the previous quarter at 39,000oz. A 9% increase in milled throughput was largely offset by a 7% decrease in average recovered grade to 2.52g/t. Total cash costs for the quarter increased by 3% to $213/oz, due to the higher throughput and lower recovered grades, while operating profit for the quarter fell by 25% to $3m mainly as a result of a 3% reduction in gold price received and lower sales. Sadiola recorded one lost time injury during the quarter.
At Yatela (40% attributable), gold production rose by 43% to 30,000oz, largely as result of a 49% increase in recovered grade to 3.35g/t. The higher grades are unlikely to be sustained at these levels. Total cash costs decreased by 3% to $198/oz and operating profit increased by 68% to $2m as a result of higher production. The increased production was partially offset by a reduction in the gold price and higher amortisation charges. Yatela incurred three lost time injuries during the quarter. Road construction has begun on the 10km stretch between Yatela and Alamatoula. The mining fleet has been ordered and stripping is expected to begin in the third quarter. The Alamatoula project is on schedule to deliver ore during the fourth quarter of 2003.
North America

Production at Cripple Creek & Victor (67% ownership with 100% interest in production until the initial loans are repaid) was up by 24% quarter-on-quarter at 78,000oz due to the improvements in leach solution chemistry, which had adversely affected gold production during the first quarter. Total cash costs were consistent with those of the first quarter at $188/oz. Operating profit increased to $3m, primarily due to higher gold sales. The mine recorded one lost time injury for

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the quarter. The new processing facilities exceeded design capacity in June while haulage fleet availability was still below target levels. The plant upgrades were completed by the end of the quarter. Phase 4B of the leach pad construction is ahead of schedule and stacking has commenced. This should see improved gold production during the second half of 2003.
Jerritt Canyon's (70% attributable) production increased by 10% to 56,000oz this quarter due to higher grades milled. Total cash costs were consistent with those of the previous quarter at $270/oz. The higher production contributed to a decrease in operating loss from $3m in the first quarter to $2m in the second quarter. The Jerritt Canyon joint venture partners, AngloGold and Meridian, made effective an agreement under which Queenstake Resources would purchase the assets of the Jerritt Canyon Mine. The second quarter group results include an extraordinary gain on the sale of the Jerritt Canyon Mine of $10m. The sale was effective as of 30 June 2003. Consequent to the sale of Jerritt Canyon, a decision has been taken to substantially downsize the AngloGold office in Denver. This process will continue over the next few months.
South America

At Cerro Vanguardia (92.5% attributable), gold production decreased by 18% to 49,000oz, in part due to lower recovered grades, down by 22% to 6.70g/t. The problem of excess water in the pits continues and this quarter restricted the amount of high-grade material delivered to the plant for processing. As a result, the plant was fed with lower-grade dry ore from a contingency stockpile, which also affected the production levels. It is anticipated that this will continue through the third quarter as a scrubber is planned for commissioning in late September. The scrubber will enable the treatment of wet, higher-grade material. Total cash costs were 27% higher than those of the previous quarter at $152/oz, chiefly due to the appreciation of the Peso and a decrease in gold production. Operating profit fell by 33% to $6m largely as a result of a 16% decrease in sales volume and higher total cash costs.

At Morro Velho, gold production was 4% higher than that of the previous quarter at 55,000oz, due to a 10% increase in the ore treated but this was partially offset by lower grades, down by 5% to 6.16g/t. Total cash costs were 13% higher at $143/oz due to the appreciation of the Real, while operating profit decreased by 18% to $9m due to higher cash costs and a lower gold price received.
At Serra Grande (50% attributable) production was consistent with the previous quarter at 24,000oz. Total cash costs were
12% higher at $104/oz, with operating profit remaining at a similar level to that of the first quarter at $5m.
Australia

At Sunrise Dam, production decreased by 12% to 84,000oz, primarily due to an expected reduction in milled grade from 3.98g/t to 3.87g/t and a decline in recovery rates from 83% to 80%, due to a marginally higher proportion of the more refractory ore types. In line with the decreased production, total cash costs increased by 14% to A$380/oz ($244/oz) and operating profit was down 36% to A$9m ($6m). The number of lost time injuries continued to decline from four in the first quarter to one in the second quarter. The underground development scoping study was completed with underground development expected to commence in the fourth quarter of 2003. This development will allow additional exploration of the full potential of the Sunrise Dam orebody.

At Union Reefs, mining is in its final stages and has focused on one remnant resource in the vicinity of the plant. Processing of low-grade stockpiles has continued. This final mining activity has lifted production to 28,000oz compared with 19,000oz for the previous quarter and has resulted in a 44% reduction in cash costs to A$364/oz ($233/oz). There were again no lost time injuries recorded for the quarter. Mining will be completed during the third quarter and milling operations will close down in the final quarter of 2003. Progressive rehabilitation of the site means that only minor works which have been pre-funded, will be required after operations cease. Operating profit increased to A$4m ($3m) quarter-on-quarter.
Negotiations with AngloGold's partners in respect of the Boddington Expansion project are continuing.
Note:
All references to price received includes the realised non-hedge derivative gains (losses).
All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.
In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.
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6

AngloGold's exploration strategy is to replace existing production ounces through brownfields exploration  the identification of new ounces to sustain or grow existing operations  and greenfields exploration  the discovery of production ounces in new areas from new operations.

AngloGold's exploration activities are focused on finding long- life, low-cost orebodies at less than $150/production ounce, using multidisciplinary teams and state-of-the-art technology.

During the quarter

Overall, exploration work undertaken during the quarter showed some promising results. In particular, at Sadiola and Yatela potential to increase oxide resources has been shown and at Sunrise Dam, new geological information indicates that the underground resources could increase substantially.

1. Brownfields exploration at Sadiola in Mali continued to focus  on the satellite oxide targets within the existing lease areas. Promising results from drilling of the FE3 Southern Extension target included: 20m at 3.14g/t from 28m; and 6m at 6.31g/t from 16m.

Resource delineation drilling of the Western Lobe at FE4 continued with encouraging results intersected and mineralisation appears open-ended to the northwest and west of the current pit position. Results include: 36m at 2.21g/t from 32m; and 18m at 9.50g/t from 132m.

2. Extension drilling at Alamatoula, some 10km from the Yatela operation has yielded additional drill targets and promising intersections comprising: 20m at 4.15g/t from 8m; and 14m at 7.02 g/t from 36m.

3. Rotary Airblast (RAB) testing of geochemical anomalies was completed on the greenfields prospects Sinsin and Kola in southern Mali, adjacent to the Morila Mine. To date, results have been mixed with further testing planned for the third quarter. At Garalo, some 100km to the south-west of Morila, encouraging results were obtained from a first-pass RAB drilling campaign.

4. At Geita in Tanzania, brownfields exploration drilling continued at Nyankanga West and East and at Geita Hill. At Nyankanga, depth and strike extension drilling has encountered further mineralisation, including promising intersections of 23m at 5.21g/t from 113m; and 5m at 34.39g/t from 179m.

Step out drilling to the north-east of the known Geita Hill orebody has identified additional mineralisation consisting of 3.5m at 11.42 g/t from 337m; and 8m at 9.7g/t from 204m.

5. The Expansion Project drilling at Navachab in Namibia, continued to focus on footwall extensions to the main pit.

Forty holes were completed during the quarter bringing the project to 60% completion. Noteworthy intersections included 75m at 4.2g/t from 70m; 38m at 8.2g/t from 182m; and 118m at 2.9g/t from 52m.

6. In North America, brownfields exploration was primarily concentrated at Cripple Creek where extensive drilling was conducted to expand and define new, potentially surface- mineable mineralisation at the Wild Horse extension project and commence testing for deep, high-grade mineralisation in the district. Encouraging results were obtained and additional drilling is scheduled for later in the year.

7. In Alaska exploration drilling was conducted on two greenfields projects within the Tintina Gold Belt, a region of intrusion-related gold deposits that extends from central Alaska to the Yukon Territory of Canada. Follow-up drilling and exploration on three additional targets in Alaska are planned for the third quarter.

8. In Canada at the Red Lake JV, exploration was devoted to the western end of the property, with further targets planned for drill testing during the third quarter.

9. In South America, drilling of the northern end of the Lamego deposit near Cuiab in Brazil continues, confirming a thickening of the ore zone below the 250m level. Test mining and further exploration drilling from the existing ramp will be initiated in 2004 to fast-track the project.

10. Drilling of the Cachorro Bravo orebody at Crrego do Stio has further extended mineralisation down-plunge with intersections grading between 4g/t and 13g/t over widths of 2 to 4m. The exploration ramp is expected to intersect the footwall-mineralised horizon in the third quarter.

Exploration
Continued...

YATELA AND SADIOLA
Yatela Pit
Yatela Exploration Area
2
Alamoutala
1
Sadiola Pit
FE3
FE4
SEMOS Exploration Area
Alaska
7
Tintina Gold Belt
Canada
Red Lake
8
Jerritt Canyon
Sold effective
end June 2003
U.S.A.
GEITA - NEAR MINE DRILLING
4
Nyankanga West drilling
Nyankanga East drilling
Nyankanga Pit
Plant area
Geita Main/ NE Extension drilling
Lone Cone Pits
Geita West
Geita Hill Pit
Gepcol Hill
Mali
Crixas,
Serra Grande
Cerpo V
11
Brazil
Morila
Sinsin
Kola
Garalo
3
Tanzania
Union Reefs
Peruvian Andes
13
Peru
La Rescatada
Namibia
Navachab
5
South Africa
15
Vaal River Operations
Tau Lekoa - Weltevreden
& Goedegenoeg
Australia
Boddington
Sunrise Dam
14
6
CRIPPLE CREEK
& VICTOR
Globe Hill
Iron Clad
Wild Horse Ext
Deep Wild Horse
Wildhorse
Railroad Breccia
Cresson Pipe
Deep Cresson
Victor
Argentina
12
Cerro
Vanguardia
MORRO VELHO
9
Lamego Project
PA Zone
Corrego do Sitio
Cachoeira Brava
10
Gandarela Project
Mines
Greenfields exploration areas
Brownfields exploration areas

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N
S
0m
Sunrise Shear
Sunrise Dam Pit
Western
Shear Zone
Cleo
Upper
Shear
5m @ 9.7g/t
5m @ 16.0g/t
Astro
Target
8m @
26.5g/t
-460m
HQ
Target
Sunrise Shear
Hammerhead
Target
8m @ 5.3g/t
11m @ 36.6g/t
7m @
82.0g/t
5m @ 20.7g/t
5m @ 20.0g/t
Northern
Deeps
Target
3m @ 35.9g/t
Middle
Deeps
Target
Cosmo
Target
Dolly
Target
Carey Shear
0
400m
-1200m
gram/metre contours
>12 g/m
<12 g/m
3m @ 35.9g/t Borehole intersection
Deep borehole
below Carey Shear
10m @ 53.6g/t

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8

11. At Crixs, drilling intersected the upper Corpo V ore zonesouth of Mina III at 350m yielding 5.9m at 10.71g/t. The intersection is approximately 140m down-plunge of the previous deepest intersection with follow-up drilling underway to confirm the strike and continuity of the zone.

12 At Cerro Vanguardia in Argentina, drilling continued in order to define depth and strike extensions of the Loma del Muerto, Loma Sur and Mangas Sur veins for possible future open-pit and underground resources.

13. In Peru, regional greenfields exploration was focused on further reconnaissance and property-scale investigation in different parts of the Peruvian Andean region. At La Rescatada the present diamond drilling programme will be completed in the third quarter and all drill data will subsequently be evaluated.

14. At Sunrise Dam in Australia, diamond drilling focused on deep targets at Northern Deeps and beneath the recently discovered Carey Shear. Evidence to date suggests that the Carey Shear is a structure similar to the Sunrise Shear, providing positive indications for replication of mineralisation at depth.

Drill testing of the newly defined Hammerhead lode to the east of the current pit also continued, with significant results including 8m at 5.30g/t from 264m; and 11m at 36.60g/t from 274m.

Reverse circulation drilling at the Duckpond prospect to the west of the current pit intersected several encouraging results beneath the near-surface mineralisation. Results include 6m at 4.15g/t from 44m; and 12m at 3.01g/t from 99m.

A review of AngloGold's Tanami exploration tenements, including the Coyote project, has concluded that further exploration is unlikely to lead to an attractive investment opportunity for the company. Divestment options are being considered.

15. In South Africa, drilling at Weltevreden to the east of Tau Lekoa for a Ventersdorp Contact Reef (VCR) resource suitable for open-pit mining was completed but intersected uneconomic mining grades.

Two boreholes are currently in progress at Goedgenoeg to the west of Tau Lekoa and are expected to intersect the VCR in the next quarter.

Sunrise Dam Mine North-South Section

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Operations
at a glance
for the quarter ended 30 June 2003
Price received
Production
Total cash costs
EBITDA
Operating profit
%
  %                               %                                   %
%
$/oz
Variance
oz          Variance
$/oz
Variance
$m
Variance
$m
Variance
**
(000)
**
**
**
**
Great Noligwa
364
6
196
8
214
4
29
7
27
8
TauTona
357                      4
 161                   6
186                     2
27
17
25
14
Morila*
337                     (1)
95                    _
94                   12
23                  (4)
17                (6)
Mponeng
358                      5
128                    5
233                     7
16
14
12
20
Cripple Creek & Victor*
344
6
78
24
188                     _

14
56
3
200
Cerro Vanguardia*
343
3
49
(18)
152
27
12
(20)
6
(33)
Morro Velho
357
 (6)
55
4
143
13
12
(14)
9
(18)
Sunrise Dam
366
 (2)
84
(12)
244
23
12
(8)
6
(25)
Kopanang
364                     6
115
(8)
268
12
11
(15)
9
(25)
Tau Lekoa
363
5
82
1
271
10
7                   _

6                _

Serra
Grande*
357                    (5)
24                    _
104                   12
7                 17
5                _
Sadiola*
347
 (3)
39
(3)
213                     3
6                   _
3
(25)
Geita*
307                     _
62
(3)
230                     6
5                   _
3
(20)
Yatela*
346                    (3)
30                  43
198                   (3)
4                 33
2
68
Jerritt Canyon*
346
7
56
10
270                    _

3
50
(2)
33
Union Reefs
362
 (3)
28
47
233
(40)
3
400
3
400
Navachab
346                     _
21
17
220
(8)
3
(25)
2
(50)
Ergo
351                     5
49
(14)
351
22
(1)
(200)
(1)
(200)
Savuka
358                     4
53
10
384
(4)
(1)
67
(2)
(100)
Other
0                    0
29
(9)
0                    0
(24)
(100)
7
(42)
AngloGold Group
354
3
1,434
2
223
6
168
(1)
140
(4)
* Attributable
**Variance June 2003 quarter on March 2003 quarter  Increase (decrease)

The closing spot price of gold of $345/oz for this quarter was $8 higher than the opening price; the average price for the quarter of $347/oz was slightly lower than the average for the previous quarter. These price markers conceal an active quarter, however, and the gold price within the quarter was again volatile, reaching a high of $374/oz, and covering a range of $56/oz. Currency markets showed similar volatility, with the US dollar reaching an all-time low against the Euro of $1.19, or almost 10% weaker than its opening rate of $1.09 to the Euro. The Australian dollar was similarly active, gaining 10% against the US dollar, whilst the rand exchange rate against the US dollar ranged by almost 20% between its strongest point of R7.02 and the weakest rate of R8.33 to the US currency.

The rand gold price covered a range of almost 30% between the high for the quarter of R97,240/kg and the low of R75,375/kg. The local price closed the quarter close to the lows at R82,770/kg.

Activity in the market reflected ongoing interest in gold in a period of widespread financial, economic and political uncertainty. With the exception of the spur to the spot price at the time of the announcement of Newmont Mining's offer of settlement to the Yandal creditors, the gold price was driven mostly by movement of the US dollar against the Euro. The weakening dollar has been good for a range of commodities, including base metals and oil, but investor and speculator interest has been particularly focussed on gold as the most consistent beneficiary of the weaker dollar.

Expectations of the gold price for the next 12 to 24 months are tied closely to the fate of the US dollar and, more broadly, of the US economy. As the dollar weakens, so the gold price is expected to rise.

The overwhelming consensus of commentators on currency markets is for a continued weakening of the US currency, specifically against the Euro, with some major players looking for exchange rates as low as $1.40 against the Euro by the end of 2004. These forecasts seem to ignore some of the fundamental weaknesses in the European economies today (particularly as a stronger Euro will continue to squeeze growth in Europe), which would argue against further strengthening of the common European currency. However, the reality is that many of the Asian economies  Japan and

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02 Jan 03
09 Jan 03
16 Jan 03
23 Jan 03
30 Jan 03
06 Feb 03
13 Feb 03
20 Feb 03
27 Feb 03
06 Mar 03
13 Mar 03
20 Mar 03
27 Mar 03
03 Apr 03
10 Apr 03
17 Apr 03
24 Apr 03
01 May 03
08 May 03
15 May 03
22 May 03
29 May 03
05 Jun 03
12 Jun 03
19 Jun 03
26 Jun 03
03 Jul 03
120
115
110
105
100
95
90
85
80
Index
US $ Euro and US $ Gold Indexed: First Half 2003
US $ Euro
US $ Gold
Iraq war premium
Review of the
gold market

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China especially are resisting the re-valuation of their currencies against the dollar by actively buying US bonds, and as a result the Euro might well have to bear a disproportionate burden of the market's concerns over the US dollar. For that reason, the Euro could move to an overvalued exchange rate against the dollar.

Whilst the weakening of the US dollar has been the indicator for gold price movements, the vehicle for effecting those price movements has been the New York Comex. Speculators and investors who trade gold on the Comex have so far shown a consistent pattern in gold buying, with a core net long holding since 2001 of some 45Moz, and opportunistic trading up to aggregate net long positions of 1014Moz. It will be important for gold that Comex continue to support the price by sustained buying as the economic indicators continue to favour gold.

The physical market continues to react negatively to higher prices. Ongoing spot price volatility has also not helped the physical markets to adjust their buying thresholds to new price ranges. During May, Indian imports all but ceased, and offtake is unlikely to resume until post-monsoon seasonal buying in August. Italian offtake for the first quarter of 2003 declined by 27% year-on-year, and there are indications that consumer offtake of gold jewellery in the USA has been weak.

This fall in offtake has been offset by sustained de-hedging from producers. After a reduction of some 430t in net gold producer hedge positions during 2002, the first quarter of 2003 saw hedges fall by a further 143t. This has provided an important offset to weaker physical demand, as well as assisting to balance sharply higher flows of scrap gold onto the physical markets throughout 2002. This was particularly so in the first quarter of 2003, when scrap flows reached a rate equivalent to almost 1,000tpa. The current levels of scrap sales or recycling of gold exceed by a significant margin the previous record levels of selling seen during the Asian currency crises of late 1997  1998. With producer sales reduced by de-hedging, these scrap sales have been absorbed by the market, but some long-term equilibrium will be required in the physical market in order for this level of selling not to weigh on the price of the metal.

The currency markets continue to be dominated by movements in the value of the US dollar. During May, the US currency reached an all time low of $1.19 to the Euro. Although it closed the quarter at $1.15 to the Euro, at its weakest it had lost over 40% in value against the European currency over the past 24 months. As observed above, expectations are that this devaluation will continue. The weakness of the US dollar translated to a strengthening of both the Australian dollar, which touched A$0.67 to the US currency late in the quarter, and to the rand, which might otherwise have been expected to weaken on the back of favourable corrections to South African consumer inflation rate measurement, and a rate cut of 150 basis points during the quarter. As it was, the South African currency ended the quarter at R7.55 to the dollar, compared with an intra-quarter low of R8.33. As a result, South African producers remain under pressure as the strong local currency continues to impact negatively on the competitiveness of local production costs.

Hedging

As at 30 June 2003, the net delta hedge position of AngloGold was 8.73Moz, 0.61Moz or 18.9t lower than the hedge position at 31 March 2003. The marked-to-market valuation of this position as at 30 June 2003 was negative $179m. These figures reflect the ongoing reduction in forward price commitments of the company.

At a meeting of the AngloGold board on 30 July 2003, a decision was taken to review the current hedging upper limit of 50% of five years' gold production. In the light of the enduring strength of the dollar spot gold price and the stability of AngloGold's operations, it has been decided to change the targeted level of forward-price commitments to 30% of five years' production. In addition, it was confirmed that management would continue to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

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As at 30 June 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.73Moz or 271.6t (at 31 March 2003: 9.34Moz or 290.5t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $179.3m (negative R1.35bn) as at 30 June 2003 (as at 31 March 2003: negative $251.5m  negative R1.97bn). These values were based on a gold price of $346/oz, exchange rates of R/$7.55 and A$/$0.6761 and the prevailing market interest rates and volatilities at the time.

As at 30 July 2003, the marked-to-market value of the hedge book was a negative $354.6m (negative R2.61bn), based on a gold price of $358/oz and exchange rates of R/$7.37 and A$/$0.6569 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

Year
2003
2004
2005
2006
2007
2008-2012
Total
DOLLAR GOLD
Forward contracts
Amount    (kg)
16,811
26,576
19,862
18,974
25,878
108,101
$ per  oz
$311
$324
$333
$337
$355
$333
Put options purchased Amount          (kg)
1,266
3,906
757
563
728
7,220
$ per  oz
$383
$376
$291
$291
$292
$354
*Delta  (kg)
890
2,302
110
90
119
3,511
Put options sold
Amount  (kg)
12,006
10,886
22,892
$ per oz
$328
$340
$334
*Delta  (kg)
3,307
4,065
7,372
Call options purchased Amount       (kg)
1,267
572
1,839
$ per oz
$339
$360
$345
*Delta  (kg)
795
256
1,051
Call options sold
Amount   (kg)
16,289
9,250
16,360
14,681
14,308
54,245
125,133
$ per oz
$349
$337
$322
$329
$336
$363
$347
*Delta (kg)
8,005
5,716
11,614
10,030
9,568
35,115
80,048
RAND GOLD
Forward contracts
Amount   (kg)
4,593
11,076
9,078
4,500
4,541
3,732
37,520
Rand per  kg
R60,137
R94,277
R116,891
R96,436
R114,915
R119,580
R100,843
Put options purchased Amount         (kg)
1,875
1,875
1,875
1,875
7,500
Rand per kg
R93,602
R93,602
R93,602
R93,602
R93,602
*Delta  (kg)
1,125
749
575
439
2,888
Put options sold
Amount  (kg)
Rand per kg
*Delta (kg)
Call options purchased Amount       (kg)
1,244
1,244
Rand per kg
R77,162
R77,162
*Delta (kg)
1,244
1,244
Call options sold
Amount (kg)
5,909
4,688
4,687
4,688
2,986
11,944
34,902
Rand per kg
R100,045
R115,284
R131,944
R132,647
R173,119
R209,288
R154,391
*Delta (kg)
1,176
1,273
1,448
1,744
379
2,615
8,635
Hedge position

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Year
2003
2004
2005
2006
2007
2008-2012
Total
A DOLLAR GOLD
Forward contracts
Amount   (kg)
6,853
5,443
6,221
9,331
8,398
13,343
49,589
A$ per oz
A$501
A$549
A$683
A$664
A$635
A$654
A$624
Put options purchased Amount        (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
933
933
A$ per oz
A$530
A$530
*Delta (kg)
705
705
Call options purchased Amount       (kg)
3,888
3,110
6,221
3,732
11,197
28,148
A$ per oz
A$701
A$724
A$673
A$668
A$702
A$693
*Delta (kg)
13
382
1,994
1,408
5,186
8,983
Call options sold
Amount (kg)
6,532
6,532
A$ per oz
A$634
A$634
*Delta (kg)
624
624
Total net gold:
Delta (kg)
17,202
39,050
55,239
44,002
40,571
75,498
271,562
Delta (oz)
553,058
1,255,473
1,775,977
1,414,706
1,304,399
2,427,312
8,730,925
The following table indicates the group's currency hedge position at 30 June 2003
Year
2003
2004
2005
2006
2007
2008-2012
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased
Amount ($)
Rand per $
*Delta ($)
Put options sold
Amount ($)
Rand per $
*Delta ($)
Call options purchased Amount         ($)
Rand per $
*Delta ($)
Call options sold
Amount (kg)
20,000
20,000
Rand per $
R7.97
R7.97
*Delta ($)
5,802
5,802
A DOLLAR (000)
Forward contracts
Amount ($)
29,428
29,275
10,847
69,550
$ per A$
A$0.59
A$0.59
A$0.51
A$0.58
*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2003.

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The results included herein for the quarter and six months ended 30 June 2003, which are unaudited, are prepared using the accounting policies which are in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP).

1. During the quarter, 21,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme.

2. Orders placed and outstanding on capital contracts as at 30 June 2003 totalled R1,123m (31 March 2003: R927m), equivalent to $150m (31 March 2003: $117m) at the rate of exchange ruling on that date.

3. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4. During the quarter, AngloGold made the following announcements:

4.1 On 16 May 2003, AngloGold issued a cautionary announcement to shareholders in which it confirmed that the boards of Ashanti Goldfields Company Limited and AngloGold were in discussion regarding the proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. These proposals may or may not lead to a proposal being made for the entire issued share capital of Ashanti. This announcement was followed by a further cautionary announcement on 13 June 2003 in which AngloGold advised that the Government of Ghana, a substantial shareholder and regulator of Ashanti, was taking appropriate professional advice in considering the proposed merger.

4.2 On 23 May 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Minerao Pedra Branca do Amapari, for the total consideration of $18.2m. The Amapari project is located in the State of Amap, North Brazil. Since acquiring the property from Minorco, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively.

This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

4.3 On 6 June 2003, AngloGold announced that it had finalised the sale of its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25m fully-paid Helix shares issued at A$0.20 per share and 1.25m Helix options exercisable at A$0.25 per option before 30 November 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60km to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on 8 April 2003.

4.4 On 2 July 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective 30 June 2003. This followed negotiations originally announced on 27 February 2003 Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5m in cash and 32m shares issued by a subsidiary, Queenstake Resources Limited, with $6m in deferred payments and $4m in future royalty payments. Queenstake accepted full closure and reclamation liabilities. AngloGold's shareholding represents approximately 9.2% of Queenstake Resources Limited's issued share capital and, although it does not currently have any intention to acquire additional shares in Queenstake, depending on the market price of Queenstake shares, general economic and industry conditions and other factors, and subject to applicable securities laws, AngloGold may either sell its shares in Queenstake or acquire additional shares.

Notes

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5. Dividend:
The directors have today declared Interim Dividend No. 94 of 375 (Interim Dividend No. 92: 675) South African cents per ordinary share for the six months ended 30 June 2003. In compliance with the requirements of STRATE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2003
Currency conversion date for UK pounds and Australian dollars
Thursday 7 August
Last date to trade ordinary shares cum dividend
Friday 15 August
Last date to register transfers of certificated securities cum dividend
Friday 15 August
Ordinary shares trade ex dividend
Monday 18 August
Record date
Friday 22 August
Payment date
Friday 29 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 18 August 2003 and Friday, 22 August 2003, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2003
Ex dividend on New York Stock Exchange
Wednesday 20 August
Record date
Friday 22 August
Approximate date for currency conversion
Friday 29 August
Approximate payment date of dividend
Friday 12 September
Assuming an exchange rate of R7.305/$1, the dividend payable on an ADS is equivalent to 51 US cents. This compares with the interim dividend of 63.81 US cents per ADS paid on 10 September 2002. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
By order of the board
R P EDEY
R M GODSELL
Chairman
Chief Executive Officer
30 July 2003

GROUP OPERATING RESULTS
Issued Capital:
222,785,154 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
222,737,513 ordinary shares in issue for the year to date
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2003
2003
2003
2002
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
3,429

3,299

6,728

6,460
Yield
- g/t
 7.84

 7.87

 7.85

 8.45
Gold produced
- kg
26,885

25,949

52,834

54,558

PRODUCTIVITY
g/employee
- target
247

230

238

241
- actual
231

223

227

236
SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,397

9,717

19,114

19,213

Yield
- g/t
 0.26

 0.28

 0.27

 0.30
Gold produced
- kg
2,440

2,757

5,197

5,860
OPEN-PIT OPERATIONS
Tonnes mined
- 000
46,697

38,074

84,771

76,557

Stripping ratio *
 4.82

 5.03

 4.91

 4.23
Tonnes treated
- 000
8,387

7,459

15,846

12,319

Yield
- g/t
 1.82

 2.00

 1.91

 2.17
Gold produced
- kg
15,288

14,899

30,187

26,767

TOTAL
Gold produced
- kg
44,613

43,605

88,218

87,185

Gold sold
- kg
44,600

43,526

88,126

86,901

Price received
- R/kg sold **
87,983

91,962

89,948

104,305

Total cash costs
- R/kg produced
55,502

56,100

55,797

55,085

Total production costs
- R/kg produced
65,654

66,520

66,082

68,629

CAPITAL EXPENDITURE
- Rm
538

488

1,026

1,297
* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore
** Price received includes realised non-hedge derivatives
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GROUP OPERATING RESULTS
Issued Capital:
222,785,154 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
222,737,513 ordinary shares in issue for the year to date
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2003
2003
2003
2002
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
3,780

3,636

7,416

7,121
Yield
- oz/t
 0.229

 0.229

 0.229

 0.246
Gold produced
- oz 000
864

834

1,698

1,754
PRODUCTIVITY
oz/employee
- target
 8.60

 8.01

 8.31

 7.74
- actual
 8.15

 7.86

 8.00

 7.58
SURFACE AND DUMP RECLAMATION
Tons treated
- 000
10,359

10,711

21,070

21,179

Yield
- oz/t
 0.008

 0.008

 0.008

 0.009
Gold produced
- oz 000
78

89

167

188
OPEN-PIT OPERATIONS
Tons mined
- 000
51,474

41,970

93,444

84,390

Stripping ratio *
 4.82

 5.03

 4.91

 4.23
Tons treated
- 000
9,245

8,222

17,467

13,579

Yield
- oz/t
 0.053

 0.058

 0.056

 0.063
Gold produced
- oz 000
492

479

971

861
TOTAL
Gold produced
- oz 000
1,434

1,402

2,836

2,803
Gold sold
- oz 000
1,434

1,399

2,833

2,794
Price received
- $/oz sold **
354

344

349

296
Total cash costs
- $/oz produced
223

210

217

156
Total production costs
- $/oz produced
264

248

256

195
Rand/US Dollar average exchange rate
 7.73

 8.35

 8.03

 10.99
CAPITAL EXPENDITURE
- $m
69

59

128

118
* Stripping ratio = (tons mined total - tons mined ore) / tons mined ore
** Price received includes realised non-hedge derivatives
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
SA Rand million
2003
2003
2003
2002
Gold income
3,907

3,938

7,845

8,543
Cost of sales
(2,932)

(2,885)

(5,817)

(5,880)

Cash operating costs
2,429

2,378

4,807

4,736
Other cash costs
63

70

133

117
Total cash costs
2,492

2,448

4,940

4,853
Retrenchment costs
2

3

5

25
Rehabilitation and other non-cash costs
25

24

49

26
Production costs
2,519

2,475

4,994

4,904
Amortisation of mining assets
444

449

893

1,175
Total production costs
2,963

2,924

5,887

6,079
Inventory change
(31)

(39)

(70)

(199)
975

1,053

2,028

2,663
Non-hedge derivatives
119

155

274

797
Operating profit *
1,094

1,208

2,302

3,460
Corporate administration and other expenses
(82)

(85)

(167)

(113)
Market development costs
(25)

(40)

(65)

(88)
Exploration costs
(72)

(75)

(147)

(143)
Interest receivable
63

71

134

204
Other net expense
(66)

(31)

(97)

(12)
Finance costs
(71)

(69)

(140)

(260)
Abnormal item - settlement of claim
-

-

-

(102)
Profit before exceptional items
841

979

1,820

2,946
Amortisation of goodwill
(56)

(58)

(114)

(153)
Impairment of mining assets
(95)

-

(95)

-
Profit (loss) on disposal of assets
56

-

56

(137)
Termination of retirement benefit plans
-

-

-

2
Profit on ordinary activities before taxation
746

921

1,667

2,658
Taxation
(266)

(338)

(604)

(955)
Normal taxation
(151)

(245)

(396)

(740)
Deferred taxation
(126)

(92)

(218)

(179)
Deferred tax on unrealised non-hedge derivatives
(15)

(1)

(16)

(36)
Taxation on abnormal item
-

-

-

47
Taxation on exceptional items
26

-

26

(47)
Profit on ordinary activities after taxation
480

583

1,063

1,703
Minority interest
(36)

(36)

(72)

(65)
Net profit
444

547

991

1,638
1,082

1,216

2,298

3,383
Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
444

547

991

1,638
Amortisation of goodwill
56

58

114

153
Impairment of mining assets
95

-

95

-
(Profit) loss on disposal of assets
(56)

-

(56)

137
Termination of retirement benefit plans
-

-

-

(2)
Taxation on exceptional items
(26)

-

(26)

47
Headline earnings
513

605

1,118

1,973
Unrealised non-hedge derivatives
(12)

8

(4)

(77)
Deferred tax on unrealised non-hedge derivatives
15

1

16

36
516

614

1,130

1,932
Earnings per ordinary share - cents
 - Basic
199

246

445

740
 - Headline
230

272

502

891
 - Headline before unrealised non-hedge derivatives
232

276

507

872
Dividends
 - Rm
835

1,506
 - cents per share
375

675
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
* Operating profit excluding unrealised non-hedge
derivatives
Headline earnings before unrealised non-hedge
derivatives
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
US Dollar million
2003
2003
2003
2002
Gold income
505

472

977

779
Cost of sales
(380)

(346)

(726)

(537)
Cash operating costs
314

286

600

432
Other cash costs
9

8

17

11
Total cash costs
323

294

617

443
Retrenchment costs
1

-

1

2
Rehabilitation and other non-cash costs
3

3

6

3
Production costs
327

297

624

448
Amortisation of mining assets
57

54

111

107
Total production costs
384

351

735

555
Inventory change
(4)

(5)

(9)

(18)
125

126

251

242
Non-hedge derivatives
17

19

36

74
Operating profit *
142

145

287

316
Corporate administration and other expenses
(11)

(10)

(21)

(11)
Market development costs
(3)

(5)

(8)

(8)
Exploration costs
(9)

(9)

(18)

(13)
Interest receivable
9

8

17

19
Other net expense
(11)

(3)

(14)

-
Finance costs
(9)

(8)

(17)

(24)
Abnormal item - settlement of claim
-

-

-

(10)
Profit before exceptional items
108

118

226

269
Amortisation of goodwill
(7)

(7)

(14)

(14)
Impairment of mining assets
(12)

-

(12)

-
Profit (loss) on disposal of assets
7

-

7

(12)
Termination of retirement benefit plans
-

-

-

-
Profit on ordinary activities before taxation
96

111

207

243
Taxation
(34)

(41)

(75)

(87)
Normal taxation
(20)

(29)

(49)

(72)
Deferred taxation
(15)

(12)

(27)

(13)
Deferred tax on unrealised non-hedge derivatives
(2)

-

(2)

(3)
Taxation on abnormal item
-

-

-

5
Taxation on exceptional items
3

-

3

(4)
Profit on ordinary activities after taxation
62

70

132

156
Minority interest
(5)

(4)

(9)

(6)
Net profit
57

66

123

150
140

146

286

309
Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
57

66

123

150
Amortisation of goodwill
7

7

14

14
Impairment of mining assets
12

-

12

-
(Profit) loss on disposal of assets
(7)

-

(7)

12
Termination of retirement benefit plans
-

-

-

-
Taxation on exceptional items
(3)

-

(3)

4
Headline earnings
66

73

139

180
Unrealised non-hedge derivatives
(2)

1

(1)

(7)
Deferred tax on unrealised non-hedge derivatives
2

-

2

3
66

74

140

176
Earnings per ordinary share - cents
 - Basic
26

30

55

68
 - Headline
30

33

62

81
 - Headline before unrealised non-hedge derivatives
30

33

63

79
Dividends
 - $m
114

142
 - cents per share
51

64
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
* Operating profit excluding unrealised non-hedge
derivatives
Headline earnings before unrealised non-hedge
derivatives
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

GROUP BALANCE SHEET
June
March
June
June
March
June
2003
2003
2002
2003
2003
2002
SA Rand million
US Dollar million
Non-current assets
18,283

18,902

20,382

Mining assets
2,443

2,394

1,965

2,980

3,023

4,093

Goodwill
398

383

395

155

156

171

Investments in associates
21

20

17

219

182

178

Other investments
29

23

17

292

286

227

AngloGold Environmental Rehabilitation Trust
39

36

22

592

596

1,550

Derivatives
79

75

149

565

469

492

Other non-current assets
75

59

47

23,086

23,614

27,093

3,084

2,990

2,612

Current assets
1,954

2,162

1,251

Derivatives
261

274

121

1,523

2,107

2,575

Trade and other receivables
203

267

248

1,778

1,818

1,975

Inventories
238

230

190

67

3

4

Current portion of other non-current assets
9

-

-
2,330

2,686

3,508

Cash and cash equivalents
311

340

338

7,652

8,776

9,313

1,022

1,111

897

30,738

32,390

36,406

Total assets
4,106

4,101

3,509

EQUITY AND LIABILITIES
12,146

11,717

13,498

Shareholders' equity
1,622

1,484

1,300

304

325

317

Minority interests
41

41

31

12,450

12,042

13,815

1,663

1,525

1,331

Non-current liabilities
4,122

6,643

7,595

Borrowings
551

841

732

1,798

1,977

2,053

Provisions
240

250

198

3,953

3,767

2,919

Deferred taxation
528

477

282

1,200

1,398

3,464

Derivatives
160

177

334

11,073

13,785

16,031

1,479

1,745

1,546

Current liabilities
2,294

2,472

2,025

Derivatives
307

313

195

2,181

2,205

2,339

Trade and other payables
291

279

225

2,547

616

1,174

Current portion of borrowings
340

78

113

193

1,270

1,022

Taxation
26

161

99

7,215

6,563

6,560

964

831

632

30,738

32,390

36,406

Total equity and liabilities
4,106

4,101

3,509

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

GROUP CASH FLOW STATEMENT
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand million
US Dollar million
Cash flows from operating
activities
1,106

1,477

2,583

Cash generated from operations
130

181

311
53

62

115
Interest received
7

7

14
(33)

(50)

(83)
Environmental contributions and
expenditure
(4)

(6)

(10)
-

9

9
Dividends received from associates
-

1

1
(58)

(86)

(144)
Finance costs
(8)

(10)

(18)
681

-

681
Recoupment tax received:  Free
State assets
91

-

91
(681)

-

(681)
Recoupment tax paid:  Free State
assets
(91)

-

(91)
(547)

(81)

(628)
Taxation paid
(62)

(10)

(72)
521

1,331

1,852

Net cash inflow from operating
activities
63

163

226
Cash flows from investing
activities
(538)

(488)

(1,026)

Capital expenditure
(69)

(59)

(128)
14

-

14
Proceeds from disposal of mining
assets
2

-

2
(3)

-

(3)
Investments acquired
-

-

-
8

-

8
Disposal of subsidiary
1

-

1
(6)

(2)

(8)
Loans advanced
(1)

-

(1)
7

-

7
Repayment of loans advanced
1

-

1
(518)

(490)

(1,008)

Net cash outflow from investing
activities
(66)

(59)

(125)
Cash flows from financing
activities
3

17

20
Proceeds from issue of share capital
-

2

2
(1)

(1)

(2)
Share issue expenses
-

-

-
75

73

148
Proceeds from borrowings
9

9

18
(305)

(108)

(413)
Repayment of borrowings
(38)

(13)

(51)
(38)

(1,522)

(1,560)

Dividends paid
(5)

(185)

(190)
(266)

(1,541)

(1,807)

Net cash outflow from financing
activities
(34)

(187)

(221)
(263)

(700)

(963)
Net decrease in cash and cash
equivalents
(37)

(83)

(120)
(93)

(158)

(251)
Translation
8

10

18
2,686

3,544

3,544

Opening cash and cash equivalents
340

413

413
2,330

2,686

2,330

Closing cash and cash equivalents
311

340

311
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

NOTES TO THE CASH FLOW STATEMENT
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
Cash generated from operations
746

921

1,667

Profit on ordinary activities before taxation
96

111

207
Adjusted for:
(15)

(58)

(73)

Non-cash movements
(2)

(7)

(9)
444

449

893

Amortisation of mining assets
57

54

111
(63)

(71)

(134)

Interest receivable
(9)

(8)

(17)
26

44

70

Other net income
4

5

9
71

69

140

Finance costs
9

8

17
(26)

11

(15)

Movement on non-hedge derivatives
(3)

1

(2)
56

58

114

Amortisation of goodwill
7

7

14
95

-

95

Impairment of mining assets
12

-

12
(56)

-

(56)

Profit on disposal of assets
(7)

-

(7)
(172)

54

(118)

Movement in working capital
(34)

10

(24)
1,106

1,477

2,583
130

181

311
Movement in working capital:
(99)

84

(15)

 (Increase) decrease in trade and other receivables
(28)

(11)

(39)
26

30

56

 (Increase) decrease in inventories
(9)

(15)

(24)
(99)

(60)

(159)

 Increase (decrease) in trade and other payables
3

36

39
(172)

54

(118)
(34)

10

(24)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
comprehensive
earnings
capital and
reserves
translation
income
premium
SA Rand million
Balance at 31 December 2002
9,607

138

360

(1,583)

3,853

12,375
Movements on other comprehensive income
666

666
Net profit
991

991
Dividends paid
(1,500)

(1,500)
Ordinary shares issued
18
18
Translation
(540)

135

1

(404)
Balance at 30 June 2003
9,625

138

(180)

(782)

3,345

12,146
US Dollar million
Balance at 31 December 2002
1,120

16

43

(185)

449

1,443
Movements on other comprehensive income
94

-

94
Net profit
123

123
Dividends paid
(183)

(183)
Ordinary shares issued
2
2
Translation
164

2

(67)

(14)

58

143
Balance at 30 June 2003
1,286

18

(24)
(105)
447

1,622
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
 US Dollar million
 SA Rand million
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA REGION
308

297

605

40

36

76
VAAL RIVER
Great Noligwa Mine
35

25

60

5

3

8
Kopanang Mine
17

23

40

2

3

5
Moab Khotsong
109

114

223

14

14

28
Tau Lekoa Mine
6

10

16

1

1

2
ERGO
-

-

-

-

-

-
WEST WITS
Mponeng Mine
95

80

175

12

10

22
Savuka Mine
15

17

32

2

2

4
TauTona Mine
31

28

59

4

3

7
EAST & WEST AFRICA REGION
52

48

100

6

6

12
Geita - Attributable 50%
17

15

32

2

2

4
Morila - Attributable 40%
9

10

19

1

1

2
Navachab
6

4

10

-

1

1
Sadiola - Attributable 38%
6

8

14

1

1

2
Yatela - Attributable 40%
14

11

25

2

1

3
NORTH AMERICA REGION
76

55

131

9

7

16
Cripple Creek & Victor J.V.
63

47

110

8

6

14
Jerritt Canyon J.V. - Attributable 70%
12

8

20

1

1

2
Exploration
1

-

1

-

-

-
SOUTH AMERICA REGION
75

55

130

9

7

16
Cerro Vanguardia - Attributable 92.50%
17

7

24

2

1

3
Morro Velho
43

39

82

5

5

10
Serra Grande - Attributable 50%
6

3

9

1

-

1
Minorities and exploration
9

6

15

1

1

2
AUSTRALIA REGION
21

29

50

2

4

6
Sunrise Dam
20

25

45

3

3

6
Exploration
1

4

5

(1)

1

-
Other
6

4

10

3

(1)

2
ANGLOGOLD GROUP
538

488

1,026

69

59

128
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION *
7.97

8.01

7.99

25,286

24,842

50,128
VAAL RIVER
Great Noligwa Mine
10.06

10.41

10.23

6,065

5,676

11,741
Kopanang Mine
6.69

6.79

6.74

3,589

3,874

7,463
Tau Lekoa Mine
4.20

4.70

4.43

2,539

2,530

5,069
Surface Operations
0.58

0.65

0.62

889

980

1,869
ERGO
0.20

0.22

0.21

1,532

1,777

3,309
WEST WITS
Mponeng Mine
9.07

9.10

9.08

3,976

3,789

7,765
Savuka Mine
6.27

5.72

6.00

1,653

1,492

3,145
TauTona Mine
11.93

11.10

11.51

5,024

4,724

9,748
Surface Operations
0.88

-

0.88

19

-

19
EAST & WEST AFRICA REGION
3.55

3.54

3.55

7,692

7,397

15,089
Geita - Attributable 50%
2.58

2.83

2.70

1,925

1,976

3,901
Morila - Attributable 40%
9.54

8.93

9.22

2,942

2,966

5,908
Navachab
1.90

1.82

1.87

657

564

1,221
Sadiola - Attributable 38%
2.52

2.72

2.61

1,237

1,226

2,463
Yatela - Attributable 40%
3.35

2.25

2.78

931

665

1,596
NORTH AMERICA REGION
0.90

0.92

0.91

4,152

3,550

7,702
Cripple Creek & Victor J.V.
0.56

0.54

0.55

2,433

1,957

4,390
Jerritt Canyon J.V. - Attributable 70%
7.41

6.89

7.15

1,719

1,593

3,312
SOUTH AMERICA REGION
6.82

7.61

7.20

3,995

4,258

8,253
6.70

8.56

7.62

1,524

1,873

3,397
Morro Velho
6.16

6.50

6.32

1,722

1,649

3,371
Serra Grande - Attributable 50%
7.94

7.90

7.92

749

736

1,485
AUSTRALIA REGION
2.21

2.39

2.29

3,488

3,558

7,046
Sunrise Dam
2.97

3.52

3.24

2,613

2,968

5,581
Union Reefs
1.25

0.91

1.09

875

590

1,465
ANGLOGOLD GROUP
44,613

43,605

88,218
Underground Operations
7.84

7.87

7.85
Open-pit Operations
1.82

2.00

1.91
* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
24,984

24,848

49,832
VAAL RIVER
Great Noligwa Mine
213

203

208

5,991

5,679

11,670
Kopanang Mine
159

170

164

3,544

3,876

7,420
Tau Lekoa Mine
174

177

176

2,510

2,531

5,041
Surface Operations
658

669

664

879

980

1,859
ERGO
260

299

279

1,532

1,777

3,309
WEST WITS
Mponeng Mine
245

234

240

3,926

3,789

7,715
Savuka Mine
116

99

107

1,629

1,492

3,121
TauTona Mine
298

278

288

4,955

4,724

9,679
Surface Operations
-

-

-

18

-

18
EAST & WEST AFRICA REGION
7,658

7,453

15,111
Geita - Attributable 50%
934

1,076

1,001

1,925

1,976

3,901
Morila - Attributable 40%
4,282

4,337

4,309

3,005

2,903

5,908
Navachab
634

502

565

657

564

1,221
Sadiola - Attributable 38%
1,808

1,808

1,808

1,193

1,337

2,530
Yatela - Attributable 40%
1,383

1,112

1,255

878

673

1,551
NORTH AMERICA REGION
4,152

3,549

7,701
Cripple Creek & Victor J.V.
2,447

2,054

2,255

2,433

1,957

4,390
Jerritt Canyon J.V. - Attributable 70%
1,991

1,810

1,899

1,719

1,592

3,311
SOUTH AMERICA REGION
4,146

4,286

8,432
1,052

1,269

1,162

1,605

1,894

3,499
Morro Velho
443

413

428

1,763

1,689

3,452
Serra Grande - Attributable 50%
957

947

952

778

703

1,481
AUSTRALIA REGION
3,660

3,390

7,050
Sunrise Dam
2,782

3,185

2,983

2,797

2,785

5,582
Union Reefs
1,874

1,145

1,492

863

605

1,468
ANGLOGOLD GROUP
44,600

43,526

88,126
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
60,499

61,085

60,789

64,666

65,220

64,940
VAAL RIVER
Great Noligwa Mine
53,096

54,937

53,986

56,424

58,120

57,244
Kopanang Mine
66,409

64,069

65,194

70,212

67,796

68,958
Tau Lekoa Mine
67,347

66,208

66,779

71,311

70,426

70,869
Surface Operations
50,220

42,950

46,409

50,220

42,950

46,409
ERGO
87,137

76,814

81,594

92,996

84,257

88,303
WEST WITS
Mponeng Mine
57,851

58,029

57,938

66,382

66,147

66,267
Savuka Mine
95,444

106,918

100,888

98,424

109,309

103,588
TauTona Mine
46,091

49,103

47,551

48,806

51,642

50,180
Surface Operations
48,227

-

48,227

48,227

-

48,227
EAST & WEST AFRICA REGION
41,524

42,146

41,829

53,877

56,356

55,092
Geita - Attributable 50%
57,231

58,063

57,653

66,274

68,758

67,532
Morila - Attributable 40%
23,387

22,415

22,899

38,758

39,170

38,965
Navachab
54,756

63,763

58,919

57,533

66,278

61,575
Sadiola - Attributable 38%
52,990

55,431

54,205

68,618

72,075

70,339
Yatela - Attributable 40%
49,406

54,197

51,401

61,318

72,761

66,082
NORTH AMERICA REGION
55,826

61,264

58,333

83,594

89,908

86,504
Cripple Creek & Victor J.V.
46,736

50,739

48,521

77,817

80,711

79,107
Jerritt Canyon J.V. - Attributable 70%
67,158

72,414

69,686

90,237

99,426

94,657
SOUTH AMERICA REGION
36,126

33,312

34,674

56,976

53,774

55,308
37,753

32,131

34,652

67,966

58,057

62,500
Morro Velho
35,631

33,977

34,822

50,421

49,924

50,178
Serra Grande - Attributable 50%
25,756

24,914

25,339

39,655

40,426

40,037
AUSTRALIA REGION
61,836

63,260

62,555

76,290

78,651

77,483
Sunrise Dam
60,712

52,923

56,569

78,480

68,223

73,024
Union Reefs
57,966

104,091

76,539

58,782

114,398

81,177
ANGLOGOLD GROUP
55,502

56,100

55,797

65,654

66,520

66,082
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SA Rand / Metric
EBITDA - Rm
SOUTH AFRICA REGION
702
740
1442
619
657
1276
VAAL RIVER
Great Noligwa Mine
 222

 224

 446

206

209

415
Kopanang Mine
 79

 112

 191

68

99

167
Tau Lekoa Mine
 54

 59

 113

46

50

96
Surface Operations
 36

 47

 83

36

47

83
ERGO
(9)

 10

 1

(8)

7

(1)
WEST WITS
Mponeng Mine
 124

 115

 239

91

85

176
Savuka Mine
(12)

(21)

(33)

(16)

(24)

(40)
TauTona Mine
 207

 194

 401

195

184

379
Surface Operations
 1

-

 1

1

-

1
EAST & WEST AFRICA REGION
  310

351
  661

  217

  252

  469
Geita - Attributable 50%
 37

 47

 84

21

28

49
Morila - Attributable 40%
 183

 195

 378

138

146

284
Navachab
 18

 33

 51

16

32

48
Sadiola - Attributable 38%
 40

 52

 92

21

33

54
Yatela - Attributable 40%
 32

 24

 56

21

13

34
NORTH AMERICA REGION
124
100
224
 5

(9)

(4)
Cripple Creek & Victor J.V.
 101

 82

 183

19

13

32
Jerritt Canyon J.V. - Attributable 70%
 23

 18

 41

(14)

(22)

(36)
SOUTH AMERICA REGION
230
291
521
151
207
358
 87

 126

 213

42

78

120
Morro Velho
 94

 112

 206

70

87

157
Serra Grande - Attributable 50%
 49

 53

 102

39

42

81
AUSTRALIA REGION
111
110
221
67
64
131
Sunrise Dam
 91

 114

 205

47

70

117
Union Reefs
 20

(4)

 16

20

(6)

14
Other
(174)

(175)

(349)

 23

 45

 68
ANGLOGOLD GROUP
1,303

1,417

2,720

1,082

1,216

2,298
Operating profit excluding unrealised
non-hedge derivatives - Rm
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICA REGION *
 0.232

 0.234

 0.233

813

799

1,612
VAAL RIVER
Great Noligwa Mine
 0.293

 0.304

 0.298

 196

 182

 378
Kopanang Mine
 0.195

 0.198

 0.197

 115

 125

 240
Tau Lekoa Mine
 0.122

 0.137

 0.129

 82

 81

 163
Surface Operations
 0.017

 0.019

 0.018

 28

 32

 60
ERGO
 0.006

 0.006

 0.006

 49

 57

 106
WEST WITS
Mponeng Mine
 0.265

 0.265

 0.265

 128

 122

 250
Savuka Mine
 0.183

 0.167

 0.175

 53

 48

 101
TauTona Mine
 0.348

 0.324

 0.336

 161

 152

 313
Surface Operations
 0.026

-

 0.026

 1

-

 1
EAST & WEST AFRICA REGION
 0.103

 0.103

 0.103

 247

 238

 485
Geita - Attributable 50%
 0.075

 0.083

 0.079

 62

 64

 126
Morila - Attributable 40%
 0.278

 0.260

 0.269

 95

 95

 190
Navachab
 0.056

 0.053

 0.054

 21

 18

 39
Sadiola - Attributable 38%
 0.074

 0.079

 0.076

 39

 40

 79
Yatela - Attributable 40%
 0.098

 0.066

 0.081

 30

 21

 51
NORTH AMERICA REGION
 0.026

 0.027

 0.027

 134

 114

 248
Cripple Creek & Victor J.V.
 0.016

 0.016

 0.016

 78

 63

 141
Jerritt Canyon J.V. - Attributable 70%
 0.216

 0.201

 0.209

 56

 51

 107
SOUTH AMERICA REGION
 0.199

 0.222

 0.210

 128

 137

 265
 0.196

 0.250

 0.222

 49

 60

 109
Morro Velho
 0.180

 0.190

 0.184

 55

 53

 108
Serra Grande - Attributable 50%
 0.232

 0.230

 0.231

 24

 24

 48
AUSTRALIA REGION
 0.064

 0.070

 0.067

 112

 114

 226
Sunrise Dam
 0.087

 0.103

 0.094

 84

 95

 179
Union Reefs
 0.036

 0.027

 0.032

 28

 19

 47
ANGLOGOLD GROUP
1,434

1,402

2,836
Underground Operations
 0.229

 0.229

 0.229
Open-pit Operations
 0.053

 0.058

 0.056
* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICA REGION
803

799

1,602
VAAL RIVER
Great Noligwa Mine
6.86

6.52

6.69

192

183

375
Kopanang Mine
5.10

5.46

5.28

114

125

239
Tau Lekoa Mine
5.61

5.68

5.64

81

81

162
Surface Operations
21.17

21.51

21.35

29

31

60
ERGO
8.35

9.61

8.98

49

57

106
WEST WITS
Mponeng Mine
7.87

7.54

7.70

126

122

248
Savuka Mine
3.73

3.17

3.44

52

48

100
TauTona Mine
9.59

8.95

9.27

159

152

311
Surface Operations
-

-

-

1

-

1
EAST & WEST AFRICA REGION
247

239

486
Geita - Attributable 50%
30.03

34.61

32.18

62

64

126
Morila - Attributable 40%
137.67

139.43

138.55

97

93

190
Navachab
20.40

16.13

18.17

21

18

39
Sadiola - Attributable 38%
58.12

58.14

58.13

39

42

81
Yatela - Attributable 40%
44.46

35.75

40.36

28

22

50
NORTH AMERICA REGION
133

114

247
Cripple Creek & Victor J.V.
78.68

66.04

72.49

78

63

141
Jerritt Canyon J.V. - Attributable 70%
64.00

58.19

61.07

55

51

106
SOUTH AMERICA REGION
133

138

271
33.83

40.80

37.35

51

61

112
Morro Velho
14.24

13.29

13.76

57

54

111
Serra Grande - Attributable 50%
30.78

30.46

30.62

25

23

48
AUSTRALIA REGION
118

109

227
Sunrise Dam
89.44

102.40

95.90

90

90

180
Union Reefs
60.24

36.82

47.96

28

19

47
ANGLOGOLD GROUP
1,434

1,399

2,833
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
 244

 228

 236

 260

 243

 252
VAAL RIVER
Great Noligwa Mine
 214

 205

 210

 227

 217

 222
Kopanang Mine
 268

 239

 253

 283

 253

 267
Tau Lekoa Mine
 271

 247

 259

 287

 263

 275
Surface Operations
 202

 159

 180

 202

 159

 180
ERGO
 351

 287

 316

 374

 315

 342
WEST WITS
Mponeng Mine
 233

 217

 225

 267

 247

 257
Savuka Mine
 384

 399

 391

 396

 408

 402
TauTona Mine
 186

 183

 184

 196

 193

 195
Surface Operations
 196

-

 196

 196

-

 196
EAST & WEST AFRICA REGION
 167

 158

 162

 217

 211

 214
Geita - Attributable 50%
 230

 217

 224

 267

 257

 262
Morila - Attributable 40%
 94

 84

 89

 156

 147

 151
Navachab
 220

 238

 228

 231

 248

 239
Sadiola - Attributable 38%
 213

 207

 210

 276

 269

 272
Yatela - Attributable 40%
 198

 204

 201

 246

 273

 257
NORTH AMERICA REGION
225

228

226

336

334

335
Cripple Creek & Victor J.V.
 188

 188

 188

 313

 299

 307
Jerritt Canyon J.V. - Attributable 70%
 270

 270

 270

 363

 370

 366
SOUTH AMERICA REGION
145

124

135

229

201

215
 152

 120

 134

 274

 216

 242
Morro Velho
 143

 127

 135

 203

 186

 195
Serra Grande - Attributable 50%
 104

 93

 98

 160

 151

 155
AUSTRALIA REGION
249

236

242

307

294

300
Sunrise Dam
 244

 198

 219

 315

 255

 283
Union Reefs
 233

 389

 296

 237

 426

 313
ANGLOGOLD GROUP
223

210

217

264

248

256
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
US Dollar / Imperial
EBITDA - $m
Operating profit excluding unrealised
non-hedge derivatives - $m
SOUTH AFRICA REGION
92
88
180
80
79
159
VAAL RIVER
Great Noligwa Mine
 29

 27

 56

27

25

52
Kopanang Mine
 11

 13

 24

9

12

21
Tau Lekoa Mine
 7

 7

 14

6

6

12
Surface Operations
 4

 6

 10

4

6

10
ERGO
(1)

 1

-

(1)

1

-
WEST WITS
Mponeng Mine
 16

 14

 30

12

10

22
Savuka Mine
(1)

(3)

(4)

(2)

(3)

(5)
TauTona Mine
 27

 23

 50

25

22

47
Surface Operations
-

-

-

-

-

-
EAST & WEST AFRICA REGION
 41

 42

 83

  27

  31

  58
Geita - Attributable 50%
 5

 5

 10

3

3

6
Morila - Attributable 40%
 23

 24

 47

17

18

35
Navachab
 3

 4

 7

2

4

6
Sadiola - Attributable 38%
 6

 6

 12

3

4

7
Yatela - Attributable 40%
 4

 3

 7

2

2

4
NORTH AMERICA REGION
17
11
28
1
(2)

(1)
Cripple Creek & Victor J.V.
 14

 9

 23

3

1

4
Jerritt Canyon J.V. - Attributable 70%
 3

 2

 5

(2)

(3)

(5)
SOUTH AMERICA REGION
31
35
66
20
25
45
 12

 15

 27

6

9

15
Morro Velho
 12

 14

 26

9

11

20
Serra Grande - Attributable 50%
 7

 6

 13

5

5

10
AUSTRALIA REGION
15
12
27
9
7
16
Sunrise Dam
 12

 13

 25

6

8

14
Union Reefs
 3

(1)

 2

3

(1)

2
OTHER
(28)

(18)

(46)

3

6

9
ANGLOGOLD GROUP
  168

  170

  338

140

146

286
Cerro Vanguardia - Attributable 92.50%
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 2003
Statistics are shown in metric units
Advance
Sampled
metres            metres               channel
gold
uranium
    width               g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,403

518

128.0

18.92

2,422

0.89

113.64
"C" reef
-

-

-

-

-

-

-
Kopanang Mine
Vaal reef
7,178

732

11.7

125.04

1,463

4.12

48.25
"C" reef
168

-

-

-

-

-

-
Tau Lekoa Mine
Ventersdorp Contact reef
4,113

812

113.4

7.65

867

0.12

13.31
Moab Khotsong Mine
Vaal reef
1,077

-

-

-

-

-

-
WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-
Carbon Leader reef
4,131

24

17.4

162.07

2,820

2.97

51.65
Savuka Mine
Ventersdorp Contact reef
974

-

-

-

-

-

-
Carbon Leader reef
1,908

78

100.2

6.17

618

0.01

1.42
Mponeng Mine
Ventersdorp Contact reef
5,339

308

79.6

21.16

1,684

-

-
Statistics are shown in imperial units
Advance
Sampled
feet              feet
channel
gold
uranium
width              oz/t
ft.oz/t               lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
11,163

1,699

50.39

0.55

2.31

1.78

7.47
"C" reef
-

-

-

-

-

-

-
Kopanang Mine
Vaal reef
23,550

2,402

4.61

3.65

1.40

8.24

3.17
"C" reef
552

-

-

-

-

-

-
Tau Lekoa Mine
Ventersdorp Contact reef
13,494

2,664

44.65

0.22

0.82

0.24

0.89
Moab Khotsong Mine
Vaal reef
3,535

-

-

-

-

-

-
WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-
Carbon Leader reef
13,553

79

6.85

4.73

2.70

5.94

3.39
Savuka Mine
Ventersdorp Contact reef
3,197

-

-

-

-

-

-
Carbon Leader reef
6,259

256

39.45

0.18

0.59

0.02

0.07
Mponeng Mine
Ventersdorp Contact reef
17,515

1,010

31.34

0.62

1.62

-

-
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SHAFT SINKING
Quarter
Quarter
Six months
ended
ended
ended
June
March
June
2003
2003
2003
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

69

Depth to date (below collar)
3,112

3,112

3,112

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

-

-
MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

-
Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

227

Depth to date (below collar)
10,210

10,210

10,210

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

-

-
MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

-
Depth to date
89

89

89

A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M
3
3

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/
- ft2
104

99

203

1,118

1,071

2,189
Milled - 000
- tonnes
/
- tons
- reef
603

545

1,148

664

601

1,265
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
603

545

1,148

664

601

1,265
Yield
- g/t
/
- oz/t
- reef
10.06

10.41

10.23

0.293

0.304

0.298
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
10.06

10.41

10.23

0.293

0.304

0.298
Gold produced
- kg
/
- oz 000
- reef
6,065

5,676

11,741

196

182

378
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
6,065

5,676

11,741

196

182

378
Gold sold
- kg
/
- oz 000
 - total
5,991

5,679

11,670

192

183

375
Price received
- R/kg
/
- $/oz
- sold
90,534

92,158

91,324

364

345

355
Total cash costs
- R
/
- $
- ton milled
534

572

552

63

62

63
- R/kg
/
- $/oz
- produced
53,096

54,937

53,986

214

205

210
Total production costs
- R/kg
/
- $/oz
- produced
56,424

58,120

57,244

227

217

222
PRODUCTIVITY
per employee
- g
/
- oz
- target
 281

 249

 265

9.04

8.00

8.52
- actual
 213

 203

 208

6.86

6.52

6.69
per employee
- m2
/
- ft2
- target
4.16

3.58

3.87

44.81

38.58

41.68
- actual
3.65

3.55

3.60

39.32

38.24

38.78
FINANCIAL RESULTS (MILLION)
Gold income
518

489

1,007

67

59

126
Cost of sales
337

314

651

44

37

81
Cash operating costs
319

309

628

41

37

78
Other cash costs
3

3

6

1

-

1
Total cash costs
322

312

634

42

37

79
Retrenchment costs
1

-

1

-

-

-
Rehabilitation and other non-cash costs
3

3

6

1

-

1
Production costs
326

315

641

43

37

80
Amortisation of mining assets
16

15

31

2

2

4
Inventory change
(5)

(16)

(21)

(1)

(2)

(3)
181

175

356

23

22

45
Realised non-hedge derivatives
25

34

59

4

3

7
Operating profit excluding unrealised non-hedge derivatives
206

209

415

27

25

52
Capital expenditure
35

25

60

5

3

8
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/
- ft2
117

119

236

1,261

1,277

2,538
Milled - 000
- tonnes
/
- tons
- reef
536

571

1,107

592

629

1,221
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
536

571

1,107

592

629

1,221
Yield
- g/t
/
- oz/t
- reef
6.69

6.79

6.74

0.195

0.198

0.197
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
6.69

6.79

6.74

0.195

0.198

0.197
Gold produced
- kg
/
- oz 000
- reef
3,589

3,874

7,463

115

125

240
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
3,589

3,874

7,463

115

125

240
Gold sold
- kg
/
- oz 000
 - total
3,544

3,876

7,420

114

125

239
Price received
- R/kg
/
- $/oz
- sold
90,635

92,204

91,455

364

345

354
Total cash costs
- R
/
- $
- ton milled
444

435

439

52

47

50
- R/kg
/
- $/oz
- produced
66,409

64,069

65,194

268

239

253
Total production costs
- R/kg
/
- $/oz
- produced
70,212

67,796

68,958

283

253

267
PRODUCTIVITY
per employee
- g
/
- oz
- target
 179

 168

 174

5.75

5.41

5.58
- actual
 159

 170

 164

5.10

5.46

5.28
per employee
- m2
/
- ft2
- target
5.47

5.04

5.25

58.87

54.24

56.55
- actual
5.17

5.20

5.19

55.68

55.97

55.82
FINANCIAL RESULTS (MILLION)
Gold income
307

336

643

40

40

80
Cost of sales
255

258

513

34

30

64
Cash operating costs
236

246

482

30

30

60
Other cash costs
3

2

5

1

-

1
Total cash costs
239

248

487

31

30

61
Retrenchment costs
1

-

1

-

-

-
Rehabilitation and other non-cash costs
2

2

4

-

-

-
Production costs
242

250

492

31

30

61
Amortisation of mining assets
11

13

24

2

1

3
Inventory change
2

(5)

(3)

1

(1)

-
52

78

130

6

10

16
Realised non-hedge derivatives
16

21

37

3

2

5
Operating profit excluding unrealised non-hedge derivatives
68

99

167

9

12

21
Capital expenditure
17

23

40

2

3

5
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M
3
5

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/
- ft2
107

100

207

1,159

1,073

2,232
Milled - 000
- tonnes
/
- tons
- reef
606

538

1,144

667

594

1,261
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
606

538

1,144

667

594

1,261
Yield
- g/t
/
- oz/t
- reef
4.20

4.70

4.43

0.122

0.137

0.129
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
4.20

4.70

4.43

0.122

0.137

0.129
Gold produced
- kg
/
- oz 000
- reef
2,539

2,530

5,069

82

81

163
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
2,539

2,530

5,069

82

81

163
Gold sold
- kg
/
- oz 000
 - total
2,510

2,531

5,041

81

81

162
Price received
- R/kg
/
- $/oz
- sold
90,353

92,201

91,281

363

345

354
Total cash costs
- R
/
- $
- ton milled
283

311

296

33

34

33
- R/kg
/
- $/oz
- produced
67,347

66,208

66,779

271

247

259
Total production costs
- R/kg
/
- $/oz
- produced
71,311

70,426

70,869

287

263

275
PRODUCTIVITY
per employee
- g
/
- oz
- target
 181

 167

 174

5.81

5.38

5.60
- actual
 174

 177

 176

5.61

5.68

5.64
per employee
- m2
/
- ft2
- target
7.56

7.10

7.33

81.42

76.40

78.92
- actual
7.40

6.96

7.18

79.63

74.96

77.31
FINANCIAL RESULTS (MILLION)
Gold income
216

220

436

28

26

54
Cost of sales
181

183

364

23

22

45
Cash operating costs
170

166

336

22

20

42
Other cash costs
2

1

3

-

-

-
Total cash costs
172

167

339

22

20

42
Retrenchment costs
-

1

1

-

-

-
Rehabilitation and other non-cash costs
1

1

2

-

-

-
Production costs
173

169

342

22

20

42
Amortisation of mining assets
8

9

17

1

1

2
Inventory change
-

5

5

-

1

1
35

37

72

5

4

9
Realised non-hedge derivatives
11

13

24

1

2

3
Operating profit excluding unrealised non-hedge derivatives
46

50

96

6

6

12
Capital expenditure
6

10

16

1

1

2
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined - 000
- m2
/
- ft2
-

-

-

-

-

-
Milled - 000
- tonnes
/
- tons
- reclamation from rehabilitation
-

-

-

-

-

-
- waste
-

-

-

-

-

-
- surface and dump reclamation
1,527

1,508

3,035

1,683

1,663

3,346
 - total
1,527

1,508

3,035

1,683

1,663

3,346
Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
-

-

-

-

-

-
- waste
-

-

-

-

-

-
- surface and dump reclamation
0.58

0.65

0.62

0.017

0.019

0.018
 - average
0.58

0.65

0.62

0.017

0.019

0.018
Gold produced
- kg
/
- oz 000
- reclamation from rehabilitation
-

-

-

-

-

-
- waste
-

-

-

-

-

-
- surface and dump reclamation
889

980

1,869

28

32

60
 - total
889

980

1,869

28

32

60
Gold sold
- kg
/
- oz 000
 - total
879

980

1,859

29

31

60
Price received
- R/kg
/
- $/oz
- sold
90,599

91,955

91,314

364

342

353
Total cash costs
- R
/
- $
- ton milled
29

28

29

3

3

3
- R/kg
/
- $/oz
- produced
50,220

42,950

46,409

202

159

180
Total production costs
- R/kg
/
- $/oz
- produced
50,220

42,950

46,409

202

159

180
PRODUCTIVITY
per employee
- g
/
- oz
- target
 313

 329

 321

10.07

10.57

10.32
- actual
 658

 669

 664

21.17

21.51

21.35
per employee
- m2
/
- ft2
- target
-

-

-

-

-

-
- actual
-

-

-

-

-

-
FINANCIAL RESULTS (MILLION)
Gold income
77

86

163

10

10

20
Cost of sales
44

43

87

6

5

11
Cash operating costs
45

42

87

6

5

11
Other cash costs
-

-

-

-

-

-
Total cash costs
45

42

87

6

5

11
Retrenchment costs
-

-

-

-

-

-
Rehabilitation and other non-cash costs
-

-

-

-

-

-
Production costs
45

42

87

6

5

11
Amortisation of mining assets
-

-

-

-

-

-
Inventory change
(1)

1

-

-

-

-
33

43

76

4

5

9
Realised non-hedge derivatives
3

4

7

-

1

1
Operating profit excluding unrealised non-hedge derivatives
36

47

83

4

6

10
Capital expenditure
109

114

223

14

14

28
Moab Khotsong
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
ERGO
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Material treated  - 000
- tonnes
/ - tons
7,849

8,209

16,058

8,652

9,049

17,701
Yield
- g/t
/ - oz/t
0.20

0.22

0.21

0.006

0.006

0.006
Gold produced
- kg
/ - oz 000
1,532

1,777

3,309

49

57

106
Gold sold
- kg
/ - oz 000
1,532

1,777

3,309

49

57

106
Price received
- R/kg
/ - $/oz
- sold
87,223

89,413

88,399

351

334

342
Total cash costs
- R
/ - $
- ton treated
17

17

17

2

2

2
- R/kg
/ - $/oz
- produced
87,137

76,814

81,594

351

287

316
Total production costs
- R/kg
/ - $/oz
- produced
92,996

84,257

88,303

374

315

342
PRODUCTIVITY
per employee
- g
/
- oz
- target
 256

 292

 274

8.24

9.37

8.81
- actual
 260

 299

 279

8.35

9.61

8.98
FINANCIAL RESULTS (MILLION)
Gold income
132

154

286

17

18

35
Cost of sales
141

152

293

19

17

36
Cash operating costs
133

136

269

18

16

34
Other cash costs
-

1

1

-

-

-
Total cash costs
133

137

270

18

16

34
Retrenchment costs
-

1

1

-

-

-
Rehabilitation and other non-cash costs
10

9

19

1

1

2
Production costs
143

147

290

19

17

36
Amortisation of mining assets
(1)

3

2

-

-

-
Inventory change
(1)

2

1

-

-

-
(9)

2

(7)

(2)

1

(1)
Realised non-hedge derivatives
1

5

6

1

-

1
Operating profit excluding unrealised non-hedge derivatives
(8)

7

(1)

(1)

1

-
Capital expenditure
-

-

-

-

-

-
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/
- ft2
85

79

164

909

855

1,764
Milled - 000
- tonnes
/
- tons
- reef
438

417

855

483

459

942
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
438

417

855

483

459

942
Yield
- g/t
/
- oz/t
- reef
9.07

9.10

9.08

0.265

0.265

0.265
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
9.07

9.10

9.08

0.265

0.265

0.265
Gold produced
- kg
/
- oz 000
- reef
3,976

3,789

7,765

128

122

250
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
3,976

3,789

7,765

128

122

250
Gold sold
- kg
/
- oz 000
- total
3,926

3,789

7,715

126

122

248
Price received
- R/kg
/
- $/oz
- sold
88,793

91,328

90,038

358

340

349
Total cash costs
- R
/
- $
- ton milled
525

528

526

62

58

60
- R/kg
/
- $/oz
- produced
57,851

58,029

57,938

233

217

225
Total production costs
- R/kg
/
- $/oz
- produced
66,382

66,147

66,267

267

247

257
PRODUCTIVITY
per employee
- g
/
- oz
- target
 189

 177

 183

6.08

5.68

5.88
- actual
 245

 234

 240

7.87

7.54

7.70
per employee
- m2
/
- ft2
- target
4.67

4.34

4.51

50.31

46.68

48.50
- actual
5.19

4.92

5.06

55.91

52.92

54.42
FINANCIAL RESULTS (MILLION)
Gold income
337

332

669

43

40

83
Cost of sales
257

262

519

33

31

64
Cash operating costs
228

218

446

30

26

56
Other cash costs
2

2

4

-

-

-
Total cash costs
230

220

450

30

26

56
Retrenchment costs
1

-

1

-

-

-
Rehabilitation and other non-cash costs
-

1

1

-

-

-
Production costs
231

221

452

30

26

56
Amortisation of mining assets
33

30

63

4

4

8
Inventory change
(7)

11

4

(1)

1

-
80

70

150

10

9

19
Realised non-hedge derivatives
11

15

26

2

1

3
Operating profit excluding unrealised non-hedge derivatives
91

85

176

12

10

22
Capital expenditure
95

80

175

12

10

22
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M
3
9

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/
- ft2
38

41

79

410

439

849
Milled - 000
- tonnes
/
- tons
- reef
263

261

524

291

287

578
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
263

261

524

291

287

578
Yield
- g/t
/
- oz/t
- reef
6.27

5.72

6.00

0.183

0.167

0.175
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
6.27

5.72

6.00

0.183

0.167

0.175
Gold produced
- kg
/
- oz 000
- reef
1,653

1,492

3,145

53

48

101
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
1,653

1,492

3,145

53

48

101
Gold sold
- kg
/
- oz 000
- total
1,629

1,492

3,121

52

48

100
Price received
- R/kg
/
- $/oz
- sold
89,146

91,546

90,294

358

343

351
Total cash costs
- R
/
- $
- ton milled
599

612

605

70

67

68
- R/kg
/
- $/oz
- produced
95,444

106,918

100,888

384

399

391
Total production costs
- R/kg
/
- $/oz
- produced
98,424

109,309

103,588

396

408

402
PRODUCTIVITY
per employee
- g
/
- oz
- target
 125

 120

 122

4.01

3.86

3.93
- actual
 116

 99

 107

3.73

3.17

3.44
per employee
- m2
/
- ft2
- target
4.18

3.75

3.97

44.94

40.40

42.69
- actual
2.68

2.69

2.69

28.81

28.98

28.90
FINANCIAL RESULTS (MILLION)
Gold income
140

129

269

19

15

34
Cost of sales
163

160

323

21

19

40
Cash operating costs
156

158

314

20

19

39
Other cash costs
2

1

3

-

-

-
Total cash costs
158

159

317

20

19

39
Retrenchment costs
1

-

1

-

-

-
Rehabilitation and other non-cash costs
1

-

1

-

-

-
Production costs
160

159

319

20

19

39
Amortisation of mining assets
4

3

7

1

-

1
Inventory change
(1)

(2)

(3)

-

-

-
(23)

(31)

(54)

(2)

(4)

(6)
Realised non-hedge derivatives
7

7

14

-

1

1
Operating profit excluding unrealised non-hedge derivatives
(16)

(24)

(40)

(2)

(3)

(5)
Capital expenditure
15

17

32

2

2

4
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND
Area mined - 000
- m2
/
- ft2
73

78

151

792

835

1,627
Milled - 000
- tonnes
/
- tons
- reef
421

426

847

464

469

933
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
421

426

847

464

469

933
Yield
- g/t
/
- oz/t
- reef
11.93

11.10

11.51

0.348

0.324

0.336
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - average
11.93

11.10

11.51

0.348

0.324

0.336
Gold produced
- kg
/
- oz 000
- reef
5,024

4,724

9,748

161

152

313
- waste
-

-

-

-

-

-
- surface and dump reclamation
-

-

-

-

-

-
 - total
5,024

4,724

9,748

161

152

313
Gold sold
- kg
/
- oz 000
- total
4,955

4,724

9,679

159

152

311
Price received
- R/kg
/
- $/oz
- sold
88,664

91,453

90,025

357

342

349
Total cash costs
- R
/
- $
- ton milled
550

545

547

65

59

62
- R/kg
/
- $/oz
- produced
46,091

49,103

47,551

186

183

184
Total production costs
- R/kg
/
- $/oz
- produced
48,806

51,642

50,180

196

193

195
PRODUCTIVITY
per employee
- g
/
- oz
- target
 298

 293

 295

9.59

9.41

9.50
- actual
 298

 278

 288

9.59

8.95

9.27
per employee
- m2
/
- ft2
- target
4.55

4.50

4.53

49.03

48.39

48.71
- actual
4.37

4.57

4.47

47.02

49.21

48.12
FINANCIAL RESULTS (MILLION)
Gold income
423

411

834

55

49

104
Cost of sales
244

247

491

32

29

61
Cash operating costs
229

230

459

29

28

57
Other cash costs
2

2

4

1

-

1
Total cash costs
231

232

463

30

28

58
Retrenchment costs
1

-

1

-

-

-
Rehabilitation and other non-cash costs
1

1

2

-

-

-
Production costs
233

233

466

30

28

58
Amortisation of mining assets
12

10

22

2

1

3
Inventory change
(1)

4

3

-

-

-
179

164

343

23

20

43
Realised non-hedge derivatives
16

20

36

2

2

4
Operating profit excluding unrealised non-hedge derivatives
195

184

379

25

22

47
Capital expenditure
31

28

59

4

3

7
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
7,849

6,208

14,057

8,651

6,844

15,495
Volume mined - 000
- bcm
/
- bcy
2,957

2,309

5,266

3,868

3,020

6,888
Stripping ratio
- t(mined total-mined ore)/t mined ore
10.93

10.98

10.95

10.93

10.98

10.95
Treated - 000
- tonnes
/
- tons
747

698

1,445

823

770

1,593
Yield
- g/t
/
- oz/t
2.58

2.83

2.70

0.075

0.083

0.079
Gold produced
- kg
/
- oz 000
1,925

1,976

3,901

62

64

126
Gold sold
- kg
/
- oz 000
1,925

1,976

3,901

62

64

126
Price received
- R/kg
/
- $/oz
- sold
76,380

82,334

79,396

307

308

307
Total cash costs
- R/kg
/
- $/oz
- produced
57,231

58,063

57,653

230

217

224
Total production costs
- R/kg
/
- $/oz
- produced
66,274

68,758

67,532

267

257

262
PRODUCTIVITY
per employee
- g
/
- oz
- target
1,342

1,360

1,351

43.13

43.73

43.43
- actual
934

1,076

1,001

30.03

34.61

32.18
FINANCIAL RESULTS (MILLION)
Gold income
145

160

305

19

19

38
Cost of sales
126

135

261

17

16

33
Cash operating costs
103

108

211

13

13

26
Other cash costs
7

7

14

1

1

2
Total cash costs
110

115

225

14

14

28
Rehabilitation and other non-cash costs
1

2

3

1

-

1
Production costs
111

117

228

15

14

29
Amortisation of mining assets
16

19

35

2

2

4
Inventory change
(1)

(1)

(2)

-

-

-
19

25

44

2

3

5
Realised non-hedge derivatives
2

3

5

1

-

1
Operating profit excluding unrealised non-hedge derivatives
21

28

49

3

3

6
Capital expenditure
17

15

32

2

2

4
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
2,131

2,383

4,514

2,350

2,626

4,976
Volume mined - 000
- bcm
/
- bcy
827

951

1,778

1,083

1,243

2,326
Stripping ratio
- t(mined total-mined ore)/t mined ore
3.19

3.87

3.52

3.19

3.87

3.52
Treated - 000
- tonnes
/
- tons
308

332

640

340

366

706
Yield
- g/t
/
- oz/t
9.54

8.93

9.22

0.278

0.260

0.269
Gold produced
- kg
/
- oz 000
2,942

2,966

5,908

95

95

190
Gold sold
- kg
/
- oz 000
3,005

2,903

5,908

97

93

190
Price received
- R/kg
/
- $/oz
- sold
84,164

90,035

87,049

337

339

338
Total cash costs
- R/kg
/
- $/oz
- produced
23,387

22,415

22,899

94

84

89
Total production costs
- R/kg
/
- $/oz
- produced
38,758

39,170

38,965

156

147

151
PRODUCTIVITY
per employee
- g
/
- oz
- target
3,863

3,502

3,682

124.18

112.60

118.39
- actual
4,282

4,337

4,309

137.67

139.43

138.55
FINANCIAL RESULTS (MILLION)
Gold income
253

261

514

32

32

64
Cost of sales
115

116

231

15

14

29
Cash operating costs
51

48

99

6

6

12
Other cash costs
18

18

36

3

2

5
Total cash costs
69

66

135

9

8

17
Rehabilitation and other non-cash costs
-

1

1

-

-

-
Production costs
69

67

136

9

8

17
Amortisation of mining assets
45

49

94

6

6

12
Inventory change
1

-

1

-

-

-
138

145

283

17

18

35
Realised non-hedge derivatives
-

1

1

-

-

-
Operating profit excluding unrealised non-hedge derivatives
138

146

284

17

18

35
Capital expenditure
9

10

19

1

1

2
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
974

972

1,946

1,074

1,071

2,145
Volume mined - 000
- bcm
/
- bcy
360

364

724

471

476

947
Stripping ratio
- t(mined total-mined ore)/t mined ore
0.69

1.82

1.11

0.69

1.82

1.11
Treated - 000
- tonnes
/
- tons
344

310

654

380

341

721
Yield
- g/t
/
- oz/t
1.90

1.82

1.87

0.056

0.053

0.054
Gold produced
- kg
/
- oz 000
657

564

1,221

21

18

39
Gold sold
- kg
/
- oz 000
657

564

1,221

21

18

39
Price received
- R/kg
/
- $/oz
- sold
85,900

93,283

89,312

346

347

346
Total cash costs
- R/kg
/
- $/oz
- produced
54,756

63,763

58,919

220

238

228
Total production costs
- R/kg
/
- $/oz
- produced
57,533

66,278

61,575

231

248

239
PRODUCTIVITY
per employee
- g
/
- oz
- target
626

604

615

20.12

19.41

19.76
- actual
634

502

565

20.40

16.13

18.17
FINANCIAL RESULTS (MILLION)
Gold income
56

53

109

8

6

14
Cost of sales
40

21

61

6

2

8
Cash operating costs
35

20

55

5

2

7
Other cash costs
1

-

1

-

-

-
Total cash costs
36

20

56

5

2

7
Rehabilitation and other non-cash costs
-

-

-

-

-

-
Production costs
36

20

56

5

2

7
Amortisation of mining assets
2

1

3

1

-

1
Inventory change
2

-

2

-

-

-
16

32

48

2

4

6
Realised non-hedge derivatives
-

-

-

-

-

-
Operating profit excluding unrealised non-hedge derivatives
16

32

48

2

4

6
Capital expenditure
6

4

10

-

1

1
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
1,840

1,710

3,550

2,028

1,885

3,913
Volume mined - 000
- bcm
/
- bcy
966

921

1,887

1,263

1,205

2,468
Stripping ratio
- t(mined total-mined ore)/t mined ore
1.70

2.88

2.16

1.70

2.88

2.16
Treated - 000
- tonnes
/
- tons
491

451

942

541

497

1,038
Yield
- g/t
/
- oz/t
2.52

2.72

2.61

0.074

0.079

0.076
Gold produced
- kg
/
- oz 000
1,237

1,226

2,463

39

40

79
Gold sold
- kg
/
- oz 000
1,193

1,337

2,530

39

42

81
Price received
- R/kg
/
- $/oz
- sold
86,457

94,949

90,941

347

356

351
Total cash costs
- R/kg
/
- $/oz
- produced
52,990

55,431

54,205

213

207

210
Total production costs
- R/kg
/
- $/oz
- produced
68,618

72,075

70,339

276

269

272
PRODUCTIVITY
per employee
- g
/
- oz
- target
2,115

2,073

2,094

68.01

66.64

67.33
- actual
1,808

1,808

1,808

58.12

58.14

58.13
FINANCIAL RESULTS (MILLION)
Gold income
103

127

230

14

15

29
Cost of sales
82

94

176

11

11

22
Cash operating costs
58

59

117

8

7

15
Other cash costs
7

9

16

1

1

2
Total cash costs
65

68

133

9

8

17
Rehabilitation and other non-cash costs
1

1

2

-

-

-
Production costs
66

69

135

9

8

17
Amortisation of mining assets
19

19

38

3

2

5
Inventory change
(3)

6

3

(1)

1

-
21

33

54

3

4

7
Realised non-hedge derivatives
-

-

-

-

-

-
Operating profit excluding unrealised non-hedge derivatives
21

33

54

3

4

7
Capital expenditure
6

8

14

1

1

2
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

EAST & WEST AFRICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
1,782

1,744

3,526

1,965

1,922

3,887
Volume mined - 000
- bcm
/
- bcy
915

858

1,773

1,197

1,122

2,319
Stripping ratio
- t(mined total-mined ore)/t mined ore
7.18

6.59

6.88

7.18

6.59

6.88
Treated - 000
- tonnes
/
- tons
278

296

574

307

326

633
Yield
- g/t
/
- oz/t
3.35

2.25

2.78

0.098

0.066

0.081
Gold produced
- kg
/
- oz 000
931

665

1,596

30

21

51
Gold sold
- kg
/
- oz 000
878

673

1,551

28

22

50
Price received
- R/kg
/
- $/oz
- sold
86,232

94,261

89,719

346

355

350
Total cash costs
- R/kg
/
- $/oz
- produced
49,406

54,197

51,401

198

204

201
Total production costs
- R/kg
/
- $/oz
- produced
61,318

72,761

66,082

246

273

257
PRODUCTIVITY
per employee
- g
/
- oz
- target
1,667

1,221

1,444

53.60

39.27

46.42
- actual
1,383

1,112

1,255

44.46

35.75

40.36
FINANCIAL RESULTS (MILLION)
Gold income
76

63

139

9

8

17
Cost of sales
55

50

105

7

6

13
Cash operating costs
41

31

72

5

4

9
Other cash costs
5

5

10

-

1

1
Total cash costs
46

36

82

5

5

10
Rehabilitation and other non-cash costs
1

1

2

-

-

-
Production costs
47

37

84

5

5

10
Amortisation of mining assets
11

11

22

2

1

3
Inventory change
(3)

2

(1)

-

-

-
21

13

34

2

2

4
Realised non-hedge derivatives
-

-

-

-

-

-
Operating profit excluding unrealised non-hedge derivatives
21

13

34

2

2

4
Capital expenditure
14

11

25

2

1

3
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

NORTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
10,189

10,839

21,028

11,232

11,947

23,179
Stripping ratio
- t(mined total-mined ore)/t mined ore
1.54

2.37

1.91

1.54

2.37

1.91
Treated - 000
- tonnes
/
- tons
4,364

3,626

7,990

4,811

3,997

8,808
Gold in ore
- kg
/
- oz 000
4,646

3,881

8,527

149

125

274
Yield
- g/t
/
- oz/t
0.56

0.54

0.55

0.016

0.016

0.016
Gold produced
- kg
/
- oz 000
2,433

1,957

4,390

78

63

141
Gold sold
- kg
/
- oz 000
2,433

1,957

4,390

78

63

141
Price received
- R/kg
/
- $/oz
- sold
85,559

87,521

86,434

344

324

335
Total cash costs *
- R/kg
/
- $/oz
- produced
46,736

50,739

48,521

188

188

188
Total production costs
- R/kg
/
- $/oz
- produced
77,817

80,711

79,107

313

299

307
PRODUCTIVITY
per employee
- g
/
- oz
- target
2,488

2,150

2,320

80.00

69.13

74.58
- actual
2,447

2,054

2,255

78.68

66.04

72.49
FINANCIAL RESULTS (MILLION)
Gold income
205

171

376

27

20

47
Cost of sales
189

158

347

25

19

44
Cash operating costs
142

140

282

18

17

35
Other cash costs
5

6

11

-

1

1
Total cash costs
147

146

293

18

18

36
Rehabilitation and other non-cash costs
(6)

(10)

(16)

-

(1)

(1)
Production costs
141

136

277

18

17

35
Amortisation of mining assets
82

69

151

11

8

19
Inventory change
(34)

(47)

(81)

(4)

(6)

(10)
16

13

29

2

1

3
Realised non-hedge derivatives
3

-

3

1

-

1
Operating profit excluding unrealised non-hedge derivatives
19

13

32

3

1

4
Capital expenditure
63

47

110

8

6

14
* Total cash cost calculation includes inventory change
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

NORTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/ - tons
240

239

479

265

263

528
Treated - 000
- tonnes
/ - tons
232

231

463

256

255

511
Gold in ore
- kg
/ - oz 000
1,727

1,695

3,422

55

55

110
Yield
- g/t
/ - oz/t
7.41

6.89

7.15

0.216

0.201

0.209
Gold produced
- kg
/ - oz 000
1,719

1,593

3,312

56

51

107
Gold sold
- kg
/ - oz 000
1,719

1,592

3,311

55

51

106
Price received
- R/kg
/ - $/oz
- sold
86,232

87,050

86,625

346

324

336
Total cash costs
- R/kg
/ - $/oz
- produced
67,158

72,414

69,686

270

270

270
Total production costs
- R/kg
/ - $/oz
- produced
90,237

99,426

94,657

363

370

366
PRODUCTIVITY
per employee
- g
/ - oz
- target
2,154

1,878

2,015

69.27

60.37

64.78
- actual
1,991

1,810

1,899

64.00

58.19

61.07
FINANCIAL RESULTS (MILLION)
Gold income
145

139

284

18

17

35
Cost of sales
161

161

322

21

19

40
Cash operating costs
115

114

229

14

14

28
Other cash costs
1

1

2

-

-

-
Total cash costs
116

115

231

14

14

28
Rehabilitation and other non-cash costs
2

3

5

1

-

1
Production costs
118

118

236

15

14

29
Amortisation of mining assets
37

40

77

5

5

10
Inventory change
6

3

9

1

-

1
(16)

(22)

(38)

(3)

(2)

(5)
Realised non-hedge derivatives
2

-

2

1

(1)

-
Operating profit excluding unrealised non-hedge derivatives
(14)

(22)

(36)

(2)

(3)

(5)
Capital expenditure
12

8

20

1

1

2
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
CERRO VANGUARDIA - Attributable 92.50% *
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
4,153

3,206

7,359

4,577

3,534

8,111
Stripping ratio
- t(mined total-mined ore)/t mined ore
19.23

16.02

17.70

19.23

16.02

17.70
Treated - 000
- tonnes
/
- tons
227

219

446

251

241

492
Gold in ore
- kg
/
- oz 000
1,593

1,934

3,527

51

62

113
Yield
- g/t
/
- oz/t
6.70

8.56

7.62

0.196

0.250

0.222
Gold produced
- kg
/
- oz 000
1,524

1,873

3,397

49

60

109
Gold sold
- kg
/
- oz 000
1,605

1,894

3,499

51

61

112
Price received
- R/kg
/
- $/oz
- sold
85,207

89,513

87,539

343

333

338
Total cash costs
- R/kg
/
- $/oz
- produced
37,753

32,131

34,652

152

120

134
Total production costs
- R/kg
/
- $/oz
- produced
67,966

58,057

62,500

274

216

242
PRODUCTIVITY
per employee
- g
/
- oz
- target
1,613

1,656

1,634

51.85

53.26

52.54
- actual
1,052

1,269

1,162

33.83

40.80

37.35
FINANCIAL RESULTS (MILLION)
Gold income
143

178

321

19

21

40
Cost of sales
104

106

210

13

13

26
Cash operating costs
46

47

93

6

5

11
Other cash costs
11

13

24

1

2

3
Total cash costs
57

60

117

7

7

14
Rehabilitation and other non-cash costs
1

1

2

-

-

-
Production costs
58

61

119

7

7

14
Amortisation of mining assets
45

48

93

6

6

12
Inventory change
1

(3)

(2)

-

-

-
39

72

111

6

8

14
Realised non-hedge derivatives
3

6

9

-

1

1
Operating profit excluding unrealised non-hedge derivatives
42

78

120

6

9

15
Capital expenditure
17

7

24

2

1

3
* Effective July 2002 (previously 46.25%)
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/
- tons
231

223

454

255

245

500
Treated - 000
- tonnes
/
- tons
235

216

451

258

240

498
Gold in ore
- kg
/
- oz 000
1,686

1,665

3,351

54

54

108
Yield
- g/t
/
- oz/t
6.69

7.07

6.87

0.195

0.206

0.200
Gold produced
- kg
/
- oz 000
1,569

1,537

3,106

51

49

100
OPEN-PIT OPERATION
Mined - 000
- tonnes
/
- tons
1,405

485

1,890

1,548

535

2,083
Stripping ratio
- t(mined total-mined ore)/t mined ore
26.92

16.88

23.40

26.92

16.88

23.40
Treated - 000
- tonnes
/
- tons
45

36

81

50

40

90
Gold in ore
- kg
/
- oz 000
169

123

292

5

4

9
Yield
- g/t
/
- oz/t
3.39

3.10

3.26

0.099

0.090

0.095
Gold produced
- kg
/
- oz 000
153

112

265

5

4

9
TOTAL
Yield
- g/t
/
- oz/t
6.16

6.50

6.32

0.180

0.190

0.184
Gold produced
- kg
/
- oz 000
1,722

1,649

3,371

55

53

108
Gold sold
- kg
/
- oz 000
1,763

1,689

3,452

57

54

111
Price received
- R/kg
/
- $/oz
- sold
88,835

101,409

94,985

357

380

368
Total cash costs
- R/kg
/
- $/oz
- produced
35,631

33,977

34,822

143

127

135
Total production costs
- R/kg
/
- $/oz
- produced
50,421

49,924

50,178

203

186

195
PRODUCTIVITY
per employee
- g
/
- oz
- target
427

406

416

13.74

13.04

13.39
- actual
443

413

428

14.24

13.29

13.76
FINANCIAL RESULTS (MILLION)
Gold income
152

157

309

20

19

39
Cost of sales
85

84

169

11

10

21
Cash operating costs
60

54

114

8

7

15
Other cash costs
1

2

3

-

-

-
Total cash costs
61

56

117

8

7

15
Rehabilitation and other non-cash costs
-

2

2

-

-

-
Production costs
61

58

119

8

7

15
Amortisation of mining assets
24

25

49

3

3

6
Inventory change
-

1

1

-

-

-
67

73

140

9

9

18
Realised non-hedge derivatives
3

14

17

-

2

2
Operating profit excluding unrealised non-hedge derivatives
70

87

157

9

11

20
Capital expenditure
43

39

82

5

5

10
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

SOUTH AMERICA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined - 000
- tonnes
/
- tons
92

94

186

102

103

205
Treated - 000
- tonnes
/
- tons
95

93

188

104

103

207
Gold in ore
- kg
/
- oz 000
775

770

1,545

25

25

50
Yield
- g/t
/
- oz/t
7.94

7.90

7.92

0.232

0.230

0.231
Gold produced
- kg
/
- oz 000
749

736

1,485

24

24

48
Gold sold
- kg
/
- oz 000
778

703

1,481

25

23

48
Price received
- R/kg
/
- $/oz
- sold
88,972

100,981

94,674

357

377

367
Total cash costs
- R/kg
/
- $/oz
- produced
25,756

24,914

25,339

104

93

98
Total production costs
- R/kg
/
- $/oz
- produced
39,655

40,426

40,037

160

151

155
PRODUCTIVITY
per employee
- g
/
- oz
- target
889

880

885

28.60

28.29

28.44
- actual
957

947

952

30.78

30.46

30.62
FINANCIAL RESULTS (MILLION)
Gold income
67

66

133

8

8

16
Cost of sales
30

29

59

4

3

7
Cash operating costs
18

18

36

2

2

4
Other cash costs
-

1

1

-

-

-
Total cash costs
18

19

37

2

2

4
Rehabilitation and other non-cash costs
1

-

1

-

-

-
Production costs
19

19

38

2

2

4
Amortisation of mining assets
10

11

21

2

1

3
Inventory change
1

(1)

-

-

-

-
37

37

74

4

5

9
Realised non-hedge derivatives
2

5

7

1

-

1
Operating profit excluding unrealised non-hedge derivatives
39

42

81

5

5

10
Capital expenditure
6

3

9

1

-

1
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

AUSTRALIA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000
- bcm
/
- bcy
5,583

3,704

9,287

7,303

4,845

12,148
Stripping ratio
- t(mined total-mined ore)/t mined ore
17.24

11.61

14.66

17.24

11.61

14.66
Treated - 000
- tonnes
/
- tons
879

844

1,723

969

930

1,899
Yield
- g/t
/
- oz/t
2.97

3.52

3.24

0.087

0.103

0.094
Gold produced
- kg
/
- oz 000
2,613

2,968

5,581

84

95

179
Gold sold
- kg
/
- oz 000
2,797

2,785

5,582

90

90

180
Price received
- R/kg
/
- $/oz
- sold
91,104

99,986

95,537

366

374

370
Total cash costs
- R/kg
/
- $/oz
- produced
60,712

52,923

56,569

244

198

219
Total production costs
- R/kg
/
- $/oz
- produced
78,480

68,223

73,024

315

255

283
PRODUCTIVITY
per employee
- g
/
- oz
- target
3,056

3,070

3,063

98.24

98.71

98.48
- actual
2,782

3,185

2,983

89.44

102.40

95.90
FINANCIAL RESULTS (MILLION)
Gold income
255

266

521

33

32

65
Cost of sales
207

209

416

27

25

52
Cash operating costs
152

151

303

20

18

38
Other cash costs
6

6

12

1

1

2
Total cash costs
158

157

315

21

19

40
Rehabilitation and other non-cash costs
2

2

4

-

-

-
Production costs
160

159

319

21

19

40
Amortisation of mining assets
44

44

88

6

5

11
Inventory change
3

6

9

-

1

1
48

57

105

6

7

13
Realised non-hedge derivative gains (losses)
(1)

13

12

-

1

1
Operating profit excluding unrealised non-hedge derivatives
47

70

117

6

8

14
Capital expenditure
20

25

45

3

3

6
A
N G L O
G
O L D
Q
U A R T E R L Y
R
E P O R T
J
U L Y
2 0 0 3
W W W
.
A N G L O G O L D
.
C O M

AUSTRALIA REGION
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
2003
2003
2003
2003
2003
2003
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined - 000
- bcm
/
- bcy
496

832

1,328

648

1,089

1,737
Stripping ratio
- t(mined total-mined ore)/t mined ore
3.65

9.21

5.67

3.65

9.21

5.67
Treated - 000
- tonnes
/
- tons
702

647

1,349

774

713

1,487
Yield
- g/t
/
- oz/t
1.25

0.91

1.09

0.036

0.027

0.032
Gold produced
- kg
/
- oz 000
875

590

1,465

28

19

47
Gold sold
- kg
/
- oz 000
863

605

1,468

28

19

47
Price received
- R/kg
/
- $/oz
- sold
90,052

99,922

94,116

362

372

366
Total cash costs
- R/kg
/
- $/oz
- produced
57,966

104,091

76,539

233

389

296
Total production costs
- R/kg
/
- $/oz
- produced
58,782

114,398

81,177

237

426

313
PRODUCTIVITY
per employee
- g
/
- oz
- target
2,706

3,130

2,918

87.00

100.64

93.82
- actual
1,874

1,145

1,492

60.24

36.82

47.96
FINANCIAL RESULTS (MILLION)
Gold income
78

58

136

10

7

17
Cost of sales
58

66

124

7

8

15
Cash operating costs
51

61

112

6

7

13
Other cash costs
-

-

-

-

-

-
Total cash costs
51

61

112

6

7

13
Rehabilitation and other non-cash costs
1

4

5

-

1

1
Production costs
52

65

117

6

8

14
Amortisation of mining assets
-

2

2

-

-

-
Inventory change
6

(1)

5

1

-

1
20

(8)

12

3

(1)

2
Realised non-hedge derivative gains (losses)
-

2

2

-

-

-
Operating profit excluding unrealised non-hedge derivatives
20

(6)

14

3

(1)

2
Capital expenditure
-

-

-

-

-

-
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A leader in gold marketing internationally, AngloGold is
involved in a range of projects to increase consumer demand
for gold jewellery through enhancing its image and desirability.
These have included the sponsorship of a number of gold
jewellery competitions, which the company has found to be an effective way of encouraging designers to experiment with new styles and techniques in gold.
When AngloGold established the Riches of Africa gold
jewellery design competition in South Africa in 1998, there
were further objectives in mind. These were to use the
competition to enhance local skills and to support the local gold jewellery industry, and to use the event to showcase the design and goldsmithing capabilities of South Africans.
With the recent unveiling of the fifth gold jewellery collection --
Riches of Africa 2003  in Johannesburg, it seems appropriate to reflect on what has been achieved since the competition
was launched. Support for the event has grown, with the
number of entries growing from 204 in 1999 to 1,112 in 2003.
Unquestionably, if the collections of the first and fifth
competitions are compared the pieces of 2003 are more
innovative, more visually arresting and definitely bolder than those of 1999.
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The neck piece designed by the overall winner of
Riches of Africa 2003 (centre) with the shoulder piece
placed second (left) and the choker placed third (right)
AngloGold Riches of Africa
Jewellery Design Competition

This does not detract from the achievements of the
first winners. The progress is testimony to the great
value of competitions, challenging people to try
ever harder to improve standards and to innovate.
It is also a consequence of changes to the rules
every year. These changes have been made in the
interests of fine-tuning competition conditions to
give entrants every chance to produce the best
work possible. Important changes that have been
made are the introduction of a theme; the holding
of workshops for all entrants; the opening of the
competition to non-jewellers, making the event
accessible to people involved in all design disciplines; and the scrapping of separate categories for professionals and
amateurs. The most significant development in 2003 has been
to allow participants to include both white and coloured gold in their designs.
The overall winner of this year's competition
was Cape Town-based Johan Louw, for a
neck piece inspired by the wings of
dragonflies. Noeline Kruger, also from Cape
Town took second place and Alet-Marie van
Zyl, from Johannesburg, was placed third.
The Minister of Minerals and Energy,
Phumzile Mlambo-Ngcuka, speaking at the
award ceremony, recognised the significant
contribution made by AngloGold to the
development of South African jewellery
design talent. She applauded AngloGold's
involvement with OroAfrica and that
company's success in growing its jewellery
exports to the United States during the past
two years.
The Riches of Africa
collections are exhibited
throughout South Africa
and abroad, either in
fashion shows where
they are teamed with
designer garments or in
exhibitions.
AngloGold is proud of the
role that Riches of Africa
has played in bringing the
talents of South African
jewellery designers and
goldsmiths to the
attention of a wide
audience.
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W W W.A N G L O G O L D.C O M

Administrative
information
AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
Euronext Paris: VA FP
Euronext Brussels: ANG BB
JSE Sponsor: UBS
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British
#
American
Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold. For additional
information, please visit The Bank of New
York's website at www.globalbuydirect.com
or call Shareholder Relations Department at
1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210
Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.
Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form
20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.
PRINTED BY INCE (PTY) LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  JULY
31, 2003                                                                   By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary